03036280

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

NOV 04 2003

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for October 31, 2003
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

333-106925
(SEC File Number, if Available)

PROCESSED
NOV 04 2003
THOMSON
FINANCIAL

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

91686 SAIL 2003-BC11
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 31, 2003.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________
Name: Ellen V. Kiernan
Title: Senior Vice President

Exhibit Index

Exhibit | Page

99.1 Computational Materials 5
99.2 Computational Materials 64
99.3 Computational Materials 123
99.4 Computational Materials 182

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET INVESTMENT LOAN TRUST

Mortgage Pass-Through Certificates, Series 2003-BC11

$2,023,938,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2003-BC11
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch)(4)
A1(5)	783,976,000	1M Libor	1.00	1-27	14.85%	TBD	10/25/2033	AAA/AAA
A2(6)	233,240,000	1M Libor	1.00	1-27	14.85%	TBD	10/25/2033	AAA/AAA
A3 (5)(6)(7)	721,348,000	(7)	4.79	27-91	14.85%	(7)	10/25/2033	AAA/AAA
A-IO (8)	Notional	6.00%	N/A	N/A	N/A	N/A	4/25/2005	AAA/AAA
M1	108,281,000	1M Libor	5.03	39-91	9.50%	TBD	10/25/2033	AA/AA
M2	86,017,000	1M Libor	4.99	38-91	5.25%	TBD	10/25/2033	A/A
M3	25,299,000	1M Libor	4.98	37-91	4.00%	TBD	10/25/2033	A-/A-
M4	30,359,000	1M Libor	4.97	37-91	2.50%	TBD	10/25/2033	BBB+/BBB+
M5	17,203,000	1M Libor	4.81	37-90	1.65%	TBD	10/25/2033	BBB/BBB
B	18,215,000	1M Libor	4.18	37-74	0.75%	TBD	10/25/2033	BBB-/BBB-

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch) (4)
A1(5)	783,976,000	1M Libor	1.00	1-27	14.85%	TBD	10/25/2033	AAA/AAA
A2(6)	233,240,000	1M Libor	1.00	1-27	14.85%	TBD	10/25/2033	AAA/AAA
A3 (5)(6)(7)	721,348,000	(7)	5.34	27-201	14.85%	(7)	10/25/2033	AAA/AAA
A-IO (8)	Notional	6.00%	N/A	N/A	N/A	N/A	4/25/2005	AAA/AAA
M1	108,281,000	1M Libor	5.51	39-157	9.50%	TBD	10/25/2033	AA/AA
M2	86,017,000	1M Libor	5.39	38-140	5.25%	TBD	10/25/2033	A/A
M3	25,299,000	1M Libor	5.25	37-118	4.00%	TBD	10/25/2033	A-/A-
M4	30,359,000	1M Libor	5.09	37-108	2.50%	TBD	10/25/2033	BBB+/BBB+
M5	17,203,000	1M Libor	4.81	37-90	1.65%	TBD	10/25/2033	BBB/BBB
B	18,215,000	1M Libor	4.18	37-74	0.75%	TBD	10/25/2033	BBB-/BBB-

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans.

(3) Initial Credit Enhancement includes overcollateralization has built to the target of 0.75%. There will be no upfront overcollateralization. .

(4) All Classes of Certificates will be rated by S&P and Fitch.

(5) Class A1 Certificates and A3(1) Component are the Senior Certificates of Group 1.

(6) Class A2 Certificates and A3(2) Component are the Senior Certificates of Group 2.

(7) Class A3 is a Component Certificate, made up of one component from each Collateral Group. It will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month LIBOR plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(8) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 distribution dates

Principal Payment Priority

Prior to the Stepdown Date, or whenever a Trigger Event is in effect, all principal from Group 1 will be paid to the Class A1 Certificates and the A3(1) Component, sequentially and in that order, and all Group 2 Principal will be paid to the Class A2 Certificates and the A3(2) Component, sequentially and in that order, until the Targeted Overcollateralization Amount has been reached. If the Senior Certificates of one Group have been reduced to zero, principal from the unrelated Group will be paid to the Senior Certificates which remain outstanding, to be distributed as described above, after taking into account distributions from the related Group. Once the Senior Certificates have been retired principal will be allocated sequentially to the Class M1, M2, M3, M4, M5 and B Certificates until the Targeted Overcollateralization Amount has been reached.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the Targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, all principal from Group 1 will be paid to the Class A1 Certificates and the A3(1) Component, sequentially and in that order, and all Group 2 Principal will be paid to the Class A2 Certificates and the A3(2) Component, sequentially and in that order, until the Targeted Senior Enhancement Percentage has been reached. If the Senior Certificates of one Group have been reduced to zero, principal from the unrelated Group will be paid the Senior Certificates which remain outstanding, to be distributed as described above, after taking into account distributions from the related Group, until the Targeted Senior Enhancement Percentage has been reached. Once the Targeted Senior Enhancement Percentage has been reached, all principal will then be allocated sequentially to the Class M1, M2, M3, M4, M5 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for the Class A1, A2, M1, M2, M3, M4, M5 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rate for the Class A3 Certificates for the first 24 Distribution Dates will be equal to the lesser of a stated fixed interest rate and their related Net Funds Cap. Beginning on October 25, 2005, the Class A3 Certificates will accrue interest at a rate equal to the lesser of (i) 1 Month LIBOR plus a margin and (ii) the weighted average of the Net Funds Cap of each component of the Class A3 Certificates and beginning on the distribution date in November 2005 will receive interest based on this new floating rate. Interest for the Class A3 Certificates will be calculated on a 30/360 basis.

The "Accrual Period" for any Class of LIBOR Certificates, the Class A3 Certificates and the Class A-IO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on October 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: Servicing Fee, Trustee Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class A1, A3(1) Component and A-IO(1) Component from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class A2, A3(2) Component and A-IO(2) Component from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5 and B, sequentially;

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target

Interest Payment Priority (continued)

(8) To pay concurrently in proportion of their respective Basis Risk Shortfall and Unpaid Basis risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class A1, Class A2 and Class A3 Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(9) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(10) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate. (1)

(1) Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

Class A-IO Notional Amounts

The Components of the A-IO will have a Notional Amount equal to the lesser of the beginning period Collateral balance for the related Group and the following schedule:

Distribution Dates	A-IO(1) Component Notional Amount ($)	A-IO(2) Component Notional Amount ($)	Class A-IO Total Notional Amount ($)
1-6	374,809,453	110,935,547	485,745,000
7-12	281,107,282	83,201,718	364,309,000
13-18	234,256,197	69,334,803	303,591,000

On and after the 19th Distribution Date, the Class A-IO Notional Amount will be zero.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have an at-the-money strike rate. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	1,295,530,465.38
3	1,269,691,454.61
4	1,240,220,699.52
5	1,208,325,994.89
6	1,174,870,471.51
7	1,163,380,285.09
8	1,121,907,787.06
9	1,076,570,523.50
10	1,025,183,812.12
11	971,209,286.05
12	917,343,494.54

Month	Approximate Notional Balance ($)
13	892,239,879.21
14	824,377,106.72
15	773,003,508.86
16	724,371,942.98
17	673,478,830.12
18	618,262,626.98
19	581,930,266.32
20	516,908,320.85
21	458,383,576.24
22	403,509,474.10
23	351,520,948.30
24	301,520,520.25

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the A3(1) Component Certificates clause (b) above will be equal to 1.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the A3(2) Component Certificates clause (b) above will be equal to 1.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap and the Group 2 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any Group have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Mortgage Insurance Fee Rate, in the case of an Insured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by Option One (26.91%), BNC (26.43%), Finance America (23.85%), People's Choice (9.32%), Provident (6.45%) and Fieldstone (4.18%) and as of the closing date will be serviced by Chase (29.98%), Option One (26.89%), Ocwen (24.45%), Wells Fargo (11.14%), Provident (6.45%), Aurora (0.88%) and Wilshire (0.21%).

Pre-funding

Approximately 8.54% of the mortgage loans will be pre-funded. These loans have already been identified and are scheduled to be purchased into the Trust by the [second] Distribution Date. All collateral information herein includes the pre-funding population.

Mortgage Insurance

Approximately 76.30% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), Radian Guaranty Corp. or certain other providers. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class, as calculated without regard to the applicable Net Funds Cap, exceeds (b) the amount (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B, Certificates the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A1, A2 or A3 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margin on Class A1 and A2 will double, the margin on Class A3 will increase by 0.25% and the margins on the Class M1, M2, M3, M4, M5 and B will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

Classes A1, A2, A3 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes A1, A2, A3 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes A1, A2 and A3) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to approximately 0.75% of the Cut-off Date Balance. On or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, the OC Target is equal to the greater of (1) 0.50% of the Cut-Off Date Balance and (2) the lesser of (i) 0.75% of the Cut-Off Date Balance and (ii) 1.50% of the current Collateral Balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 50% of the Senior Enhancement Percentage for that Distribution Date, or if the Cumulative Realized Losses exceed certain levels set by the rating agencies.

Distribution Date	Loss Percentage
November 2006 to October 2007	3.00% for the first month, plus an additional 1/12th of 0.75% for each month thereafter
November 2007 to October 2008	3.75% for the first month, plus an additional 1/12th of 0.75 % for each month thereafter
November 2008 to October 2009	4.50% for the first month, plus an additional 1/12th of 0.25% for each month thereafter
November 2009 and thereafter	4.75%

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

A1
AAA/AAA
Libor Floater
(Group 1)

A2
AAA/AAA
Libor Floater
(Group 2)

A3
AAA/AAA
Fixed-Floating
(Component Certificate)

A-IO
AAA/AAA
6.00% Interest Rate

Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes A1, A2 and A3

M1
AA/AA
Libor Floater

M2
A/A
Libor Floater

M3
A-/A-
Libor Floater

M4
BBB+/BBB+
Libor Floater

M5
BBB/BBB
Libor Floater

B
BBB-/BBB-
Libor Floater

Classes M1, M2, M3, M4, M5 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2003-BC11
Depositor:	Structured Asset Securities Corporation
Securities Administrator:	Wells Fargo Bank Minnesota, N.A.
Trustee:	LaSalle Bank, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: November 25, 2003
Cut-Off Date:	October 1, 2003
Expected Pricing Date:	October 31, 2003
Closing Date:	October 31, 2003
Settlement Date:	October 30, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	October 25, 2003
Day Count:	Actual/360 on Classes A1, A2, M1, M2, M3, M4, M5 and B
	30/360 on Class A3 and Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution

Summary of Terms (continued)	
Servicing Fee:	With respect to 73.16% of the pool, the servicing fee is equal to 0.50% of the loan principal balance annually. The remaining 26.84% of the pool will have an annual fee equal to 0.30% of the loan principal balance for months 1 through 10, 0.40% of the loan principal balance for months 11 through 30, 0.65% of the loan principal balance for months 31 through 48, and 0.80% of the loan principal balance for each month thereafter.
Trustee Fee:	0.00125% of the Group principal balance annually
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class A1, A2 and A3. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates and the Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call					
Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-55	1-37	1-27	1-21	1-17
Expected Final Mat.	5/25/2008	11/25/2006	1/25/2006	7/25/2005	3/25/2005
Class A2					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-55	1-37	1-27	1-21	1-17
Expected Final Mat.	5/25/2008	11/25/2006	1/25/2006	7/25/2005	3/25/2005
Class A3					
Avg. Life (yrs)	9.65	6.55	4.79	3.59	2.66
Window (mos)	55-177	37-122	27-91	21-71	17-57
Expected Final Mat.	7/25/2018	12/25/2013	5/25/2011	9/25/2009	7/25/2008
Class M1					
Avg. Life (yrs)	9.72	6.60	5.03	4.34	4.22
Window (mos)	56-177	37-122	39-91	42-71	45-57
Expected Final Mat.	7/25/2018	12/25/2013	5/25/2011	9/25/2009	7/25/2008
Class M2					
Avg. Life (yrs)	9.72	6.60	4.99	4.19	3.84
Window (mos)	56-177	37-122	38-91	39-71	40-57
Expected Final Mat.	7/25/2018	12/25/2013	5/25/2011	9/25/2009	7/25/2008
Class M3					
Avg. Life (yrs)	9.72	6.60	4.98	4.14	3.70
Window (mos)	56-177	37-122	37-91	38-71	39-57
Expected Final Mat.	7/25/2018	12/25/2013	5/25/2011	9/25/2009	7/25/2008
Class M4					
Avg. Life (yrs)	9.72	6.60	4.97	4.11	3.65
Window (mos)	56-177	37-122	37-91	38-71	38-57
Expected Final Mat.	7/25/2018	12/25/2013	5/25/2011	9/25/2009	7/25/2008
Class M5					
Avg. Life (yrs)	9.44	6.40	4.81	3.95	3.51
Window (mos)	56-176	37-121	37-90	37-70	38-56
Expected Final Mat.	6/25/2018	11/25/2013	4/25/2011	8/25/2009	6/25/2008
Class B					
Avg. Life (yrs)	8.27	5.56	4.18	3.47	3.16
Window (mos)	56-146	37-100	37-74	37-57	37-46
Expected Final Mat.	12/25/2015	2/25/2012	12/25/2009	7/25/2008	8/25/2007

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	1.31	0.84	0.60
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	9/25/2006	9/25/2005	2/25/2005
Class A2			
Avg. Life (yrs)	1.31	0.85	0.61
Window (mos)	1-36	1-23	1-16
Expected Final Mat.	10/25/2006	9/25/2005	2/25/2005
Class A3			
Avg. Life (yrs)	6.30	3.93	2.47
Window (mos)	35-117	23-76	16-54
Expected Final Mat.	7/25/2013	2/25/2010	4/25/2008
Class M1			
Avg. Life (yrs)	6.35	4.48	4.24
Window (mos)	37-117	41-76	46-54
Expected Final Mat.	7/25/2013	2/25/2010	4/25/2008
Class M2			
Avg. Life (yrs)	6.35	4.38	3.79
Window (mos)	37-117	38-76	41-54
Expected Final Mat.	7/25/2013	2/25/2010	4/25/2008
Class M3			
Avg. Life (yrs)	6.35	4.33	3.63
Window (mos)	37-117	38-76	39-54
Expected Final Mat.	7/25/2013	2/25/2010	4/25/2008
Class M4			
Avg. Life (yrs)	6.35	4.33	3.57
Window (mos)	37-117	37-76	38-54
Expected Final Mat.	7/25/2013	2/25/2010	4/25/2008
Class M5			
Avg. Life (yrs)	6.15	4.17	3.43
Window (mos)	37-116	37-75	38-53
Expected Final Mat.	6/25/2013	1/25/2010	3/25/2008
Class B			
Avg. Life (yrs)	5.35	3.65	3.13
Window (mos)	37-96	37-62	37-44
Expected Final Mat.	10/25/2011	12/25/2008	6/25/2007

Sensitivity Analysis – To Maturity

Prepayment Assumption [(1)]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-55	1-37	1-27	1-21	1-17
Expected Final Mat.	5/25/2008	11/25/2006	1/25/2006	7/25/2005	3/25/2005
Class A2					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-55	1-37	1-27	1-21	1-17
Expected Final Mat.	5/25/2008	11/25/2006	1/25/2006	7/25/2005	3/25/2005
Class A3					
Avg. Life (yrs)	10.52	7.26	5.34	4.02	3.01
Window (mos)	55-324	37-260	27-201	21-159	17-129
Expected Final Mat.	10/25/2030	6/25/2025	7/25/2020	1/25/2017	7/25/2014
Class M1					
Avg. Life (yrs)	10.51	7.23	5.51	4.72	4.52
Window (mos)	56-280	37-207	39-157	42-123	45-99
Expected Final Mat.	2/25/2027	1/25/2021	11/25/2016	1/25/2014	1/25/2012
Class M2					
Avg. Life (yrs)	10.39	7.12	5.39	4.50	4.09
Window (mos)	56-258	37-186	38-140	39-110	40-89
Expected Final Mat.	4/25/2025	4/25/2019	6/25/2015	12/25/2012	3/25/2011
Class M3					
Avg. Life (yrs)	10.19	6.97	5.25	4.35	3.87
Window (mos)	56-223	37-158	37-118	38-92	39-74
Expected Final Mat.	5/25/2022	12/25/2016	8/25/2013	6/25/2011	12/25/2009
Class M4					
Avg. Life (yrs)	9.93	6.77	5.09	4.20	3.72
Window (mos)	56-206	37-145	37-108	38-84	38-68
Expected Final Mat.	12/25/2020	11/25/2015	10/25/2012	10/25/2010	6/25/2009
Class M5					
Avg. Life (yrs)	9.44	6.40	4.81	3.95	3.51
Window (mos)	56-176	37-121	37-90	37-70	38-56
Expected Final Mat.	6/25/2018	11/25/2013	4/25/2011	8/25/2009	6/25/2008
Class B					
Avg. Life (yrs)	8.27	5.56	4.18	3.47	3.16
Window (mos)	56-146	37-100	37-74	37-57	37-46
Expected Final Mat.	12/25/2015	2/25/2012	12/25/2009	7/25/2008	8/25/2007

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	1.31	0.84	0.60
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	9/25/2006	9/25/2005	2/25/2005
Class A2			
Avg. Life (yrs)	1.31	0.85	0.61
Window (mos)	1-36	1-23	1-16
Expected Final Mat.	10/25/2006	9/25/2005	2/25/2005
Class A3			
Avg. Life (yrs)	6.99	4.40	2.80
Window (mos)	35-251	23-169	16-121
Expected Final Mat.	9/25/2024	11/25/2017	11/25/2013
Class M1			
Avg. Life (yrs)	6.96	4.89	4.55
Window (mos)	37-199	41-132	46-94
Expected Final Mat.	5/25/2020	10/25/2014	8/25/2011
Class M2			
Avg. Life (yrs)	6.85	4.72	4.03
Window (mos)	37-179	38-118	41-84
Expected Final Mat.	9/25/2018	8/25/2013	10/25/2010
Class M3			
Avg. Life (yrs)	6.70	4.57	3.80
Window (mos)	37-152	38-99	39-70
Expected Final Mat.	6/25/2016	1/25/2012	8/25/2009
Class M4			
Avg. Life (yrs)	6.51	4.43	3.64
Window (mos)	37-139	37-90	38-64
Expected Final Mat.	5/25/2015	4/25/2011	2/25/2009
Class M5			
Avg. Life (yrs)	6.15	4.17	3.43
Window (mos)	37-116	37-75	38-53
Expected Final Mat.	6/25/2013	1/25/2010	3/25/2008
Class B			
Avg. Life (yrs)	5.35	3.65	3.13
Window (mos)	37-96	37-62	37-44
Expected Final Mat.	10/25/2011	12/25/2008	6/25/2007

A-IO Sensitivity Analysis (1)	
Price (%) (2)	Yield (%)
6.838842	3.844
6.848842	3.632
6.858842	3.421
6.868842	3.210
6.878842	3.000
6.888842	2.791
6.898842	2.582
6.908842	2.374
6.918842	2.166
Mod. Dur.	0.68(3)

(1) **Shown at the Certificate pricing assumption as defined on page one.**

(2) **These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.**

(3) **Assumes a price of 6.878842% plus accrued interest.**

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	N/A	31	8.47180	8.46410	8.47004
2	N/A	N/A	N/A	32	8.19626	8.18891	8.19459
3	N/A	N/A	N/A	33	8.50630	8.51501	8.50829
4	N/A	N/A	N/A	34	8.94805	8.53973	8.85480
5	N/A	N/A	N/A	35	8.94545	8.95907	8.94856
6	N/A	N/A	N/A	36	9.24029	9.25450	9.24354
7	N/A	N/A	N/A	37	8.93898	8.95287	8.94215
8	N/A	N/A	N/A	38	9.23360	9.24809	9.23691
9	N/A	N/A	N/A	39	8.96854	8.99988	8.97570
10	N/A	N/A	N/A	40	9.56004	9.18672	9.47477
11	N/A	N/A	N/A	41	10.58030	10.63117	10.59192
12	N/A	N/A	N/A	42	9.55244	9.59853	9.56297
13	N/A	N/A	N/A	43	9.86677	9.91454	9.87768
14	N/A	N/A	N/A	44	9.54453	9.59090	9.55512
15	N/A	N/A	N/A	45	9.87755	9.95074	9.89428
16	N/A	N/A	N/A	46	9.95074	9.70026	9.89351
17	N/A	N/A	N/A	47	9.94647	9.95763	9.94902
18	N/A	N/A	N/A	48	10.27345	10.28519	10.27614
19	N/A	N/A	N/A	49	9.89556	9.92013	9.90117
20	N/A	N/A	N/A	50	10.22084	10.24644	10.22669
21	N/A	N/A	N/A	51	9.88750	9.91169	9.89303
22	N/A	N/A	N/A	52	9.96376	9.97929	9.96731
23	N/A	N/A	N/A	53	10.64626	10.66291	10.65007
24	N/A	N/A	N/A	54	9.95489	9.97068	9.95850
25	7.72279	7.65266	7.70678	55	10.28206	10.29858	10.28584
26	7.97856	7.90619	7.96203	56	9.94588	9.96207	9.94958
27	7.75532	7.70355	7.74350	57	10.27343	10.28969	10.27715
28	8.27510	7.82057	8.17129	58	10.00036	10.00412	10.00122
29	9.15941	9.12713	9.15204	59	9.99731	9.99977	9.99787
30	8.27077	8.24171	8.26413	60	10.32583	10.32859	10.32646

(1) Based on 1 month LIBOR , 6 month LIBOR and 12 month LIBOR of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

SAIL 2003-BC11 Collateral Summary -Aggregate(1)

Total Number of Loans	12,669	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$2,024,973,814	Yes	32.5%
Average Loan Principal Balance	$159,837	No	67.5%
Fixed Rate	31.0%		
Adjustable Rate	69.0%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	76.2%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.5%	Yes	76.3%
Weighted Average Margin	5.9%	No	23.7%
Weighted Average Initial Periodic Cap	2.7%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.8%	None	23.8%
Weighted Average Floor	7.5%	0.001-1.000	5.4%
Weighted Average Original Term (mo.)	352.9	1.001-2.000	45.7%
Weighted Average Remaining Term (mo.)	350.8	2.001-3.000	25.0%
Weighted Average Loan Age (mo.)	2.1	4.001-5.000	0.1%
Weighted Average Combined LTV	80.4%		
Non-Zero Weighted Average FICO	611	**Geographic Distribution**	
Non-Zero Weighted Average DTI	39.6%	(Other states account individually for less than	
% IO Loans	0.0%	4% of the Cut-off Date principal balance)	
		CA	35.8%
Lien Position		NY	6.3%
First	97.1%	IL	6.1%
Second	2.9%	FL	5.5%
		NJ	4.1%
Product Type		MA	4.1%
2/28 ARM (LIBOR)	60.0%		
Fixed Rate	29.8%	**Occupancy Status**	
3/27 ARM (LIBOR)	8.8%	Primary Home	92.4%
Balloon	1.1%	Investment	6.8%
Other	0.2%	Second Home	0.8%

(1) Collateral balance at closing is expected to be approximately $2,023,938,088.00

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	1,219	$44,248,948.30	2.19%
50,000.01 - 100,000.00	3,251	243,298,364.50	12.01
100,000.01 - 150,000.00	2,748	342,741,409.44	16.93
150,000.01 - 200,000.00	2,045	354,926,236.09	17.53
200,000.01 - 250,000.00	1,292	288,918,732.23	14.27
250,000.01 - 300,000.00	783	213,952,587.39	10.57
300,000.01 - 350,000.00	468	151,942,212.43	7.50
350,000.01 - 400,000.00	355	132,751,526.63	6.56
400,000.01 - 450,000.00	191	81,227,527.28	4.01
450,000.01 - 500,000.00	137	65,829,467.11	3.25
500,000.01 - 550,000.00	55	28,907,497.63	1.43
550,000.01 - 600,000.00	67	38,552,908.44	1.90
600,000.01 - 650,000.00	49	30,941,243.75	1.53
650,000.01 - 700,000.00	5	3,398,744.13	0.17
700,000.01 - 750,000.00	1	720,067.74	0.04
750,000.01 - 800,000.00	1	798,499.73	0.04
800,000.01 - 850,000.00	1	845,379.46	0.04
950,000.01 - 1,000,000.00	1	972,461.52	0.05
Total:	**12,669**	**$2,024,973,813.80**	**100.00%**

Minimum: $4,996.03
Maximum: $972,461.52
Weighted Average: $159,836.91

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	59	$13,512,863.94	0.67%
5.501 - 6.000	638	143,459,854.85	7.08
6.001 - 6.500	1,155	255,640,163.30	12.62
6.501 - 7.000	2,135	435,501,636.14	21.51
7.001 - 7.500	1,841	337,681,818.15	16.68
7.501 - 8.000	1,953	320,775,412.36	15.84
8.001 - 8.500	1,279	179,807,195.39	8.88
8.501 - 9.000	1,159	149,541,905.10	7.38
9.001 - 9.500	639	67,694,318.94	3.34
9.501 - 10.000	878	63,157,923.44	3.12
10.001 - 10.500	428	28,655,927.26	1.42
10.501 - 11.000	269	17,430,381.06	0.86
11.001 - 11.500	138	7,163,288.84	0.35
11.501 - 12.000	60	3,212,190.40	0.16
12.001 - 12.500	16	908,502.64	0.04
12.501 - 13.000	21	785,808.97	0.04
13.501 - 14.000	1	44,623.02	0.00
Total:	**12,669**	**$2,024,973,813.80**	**100.00%**

Minimum: 4.990%
Maximum: 13.990%
Weighted Average: 7.496%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	15	$839,830.72	0.04%
171 - 180	961	67,455,367.78	3.33
181 - 240	187	16,560,010.02	0.82
241 - 300	1	55,306.27	0.00
301 - 360	11,505	1,940,063,299.01	95.81
Total:	**12,669**	**$2,024,973,813.80**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 352.9

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	53	$2,528,504.05	0.12%
171 - 180	923	65,766,694.45	3.25
181 - 240	187	16,560,010.02	0.82
241 - 300	1	55,306.27	0.00
301 - 360	11,505	1,940,063,299.01	95.81
Total:	**12,669**	**$2,024,973,813.80**	**100.00%**

Minimum: 116.0
Maximum: 360.0
Weighted Average: 350.8

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	11	$645,356.94	0.03%
20.001 - 30.000	43	3,956,381.05	0.20
30.001 - 40.000	125	15,681,689.89	0.77
40.001 - 50.000	263	37,548,084.99	1.85
50.001 - 60.000	503	80,320,365.78	3.97
60.001 - 70.000	1,340	225,245,478.99	11.12
70.001 - 80.000	4,394	740,561,868.40	36.57
80.001 - 90.000	3,573	633,349,763.09	31.28
90.001 - 100.000	2,417	287,664,824.67	14.21
Total:	**12,669**	**$2,024,973,813.80**	**100.00%**

Minimum: 13.990%
Maximum: 100.000%
Weighted Average: 80.434%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	71	$6,946,227.53	0.34%
451 - 500	24	3,423,972.55	0.17
501 - 550	2,389	369,894,198.58	18.27
551 - 600	3,132	500,129,643.85	24.70
601 - 650	4,142	649,540,426.31	32.08
651 - 700	1,980	336,457,913.32	16.62
701 - 750	726	122,218,451.41	6.04
751 - 800	198	35,389,695.72	1.75
>= 801	7	973,284.53	0.05
Total:	**12,669**	**$2,024,973,813.80**	**100.00%**

Non- Zero Minimum: 500
Maximum: 814
Non-Zero WA: 611

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	5,777	$987,171,275.96	48.75%
Purchase	4,540	639,700,567.30	31.59
Rate/Term Refinance	1,779	287,937,003.58	14.22
Debt Consolidation	564	109,138,691.86	5.39
Home Improvement	9	1,026,275.10	0.05
Total:	**12,669**	**$2,024,973,813.80**	**100.00%**

Property Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	9,565	$1,492,177,914.69	73.69%
PUD	1,243	219,837,318.71	10.86
2-4 Family	909	179,897,665.65	8.88
Condo	875	125,732,419.58	6.21
Manufactured Housing	66	6,044,810.21	0.30
Townhouse	5	683,554.04	0.03
Row House	6	600,130.92	0.03
Total:	**12,669**	**$2,024,973,813.80**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	2,242	$471,900,932.11	23.30%
CA-N	1,179	252,852,632.17	12.49
NY	566	126,772,487.76	6.26
IL	819	123,300,180.73	6.09
FL	931	111,943,681.74	5.53
NJ	429	83,408,240.98	4.12
MA	392	82,770,498.84	4.09
TX	701	74,165,906.02	3.66
CO	358	57,230,437.74	2.83
AZ	364	46,484,331.47	2.30
MI	414	46,405,165.12	2.29
HI	221	45,562,464.70	2.25
MD	249	44,638,599.46	2.20
VA	228	38,788,465.68	1.92
PA	312	36,973,435.59	1.83
WA	235	35,603,860.28	1.76
GA	226	29,685,432.12	1.47
CT	188	29,536,510.31	1.46
NV	242	29,460,717.16	1.45
OH	338	28,868,383.39	1.43
OR	158	22,011,341.30	1.09
NC	175	20,548,505.94	1.01
MN	123	19,362,535.95	0.96
MO	171	16,133,618.91	0.80
WI	129	13,663,420.11	0.67
IN	140	12,829,947.41	0.63
TN	123	11,987,056.69	0.59
RI	72	11,425,660.87	0.56
UT	76	11,192,082.00	0.55
NH	54	8,858,773.09	0.44
Other	814	80,608,508.16	3.98
Total:	**12,669**	**$2,024,973,813.80**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	3,130	$482,796,832.77	23.84%
1% of Amt. Prepaid	132	17,396,382.76	0.86
1% of Orig. Bal.	20	1,847,131.40	0.09
1% of UPB	369	41,928,861.43	2.07
2 Mos. Int. on Amt. Prepaid	17	3,356,571.34	0.17
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	53	7,931,350.86	0.39
2 Mos. Int. of UPB	25	3,843,449.75	0.19
2 Mos. Int. on 80% of UPB	1	379,488.34	0.02
2% of UPB	381	51,806,263.97	2.56
3 Mos. Int. on 80 of UPB	344	69,910,386.52	3.45
3 Mos. Int. on UPB	67	13,236,639.72	0.65
3% 2% 1% of UPB	44	5,908,679.45	0.29
3% of UPB	3	181,840.83	0.01
5% 4% 3% 2% 1% of UPB	24	1,781,939.76	0.09
5% of UPB	106	15,552,177.55	0.77
6 Mos. Int. Amt. Prepaid >20% Orig. Bal.	5,505	959,987,135.82	47.41
6 Mos. Int. on 80% of UPB	1,035	156,487,577.42	7.73
6 Mos. Int. on UPB	1,411	190,566,171.96	9.41
6% of UPB	2	74,932.15	0.00
Total:	**12,669**	**$2,024,973,813.80**	**100.00%**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	8,623	$1,305,490,546.08	64.47%
Stated	3,596	642,570,115.77	31.73
Limited	262	44,822,816.51	2.21
No Documentation	175	29,455,420.60	1.45
No Ratio	13	2,634,914.84	0.13
Total:	**12,669**	**$2,024,973,813.80**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	21	$4,924,677.06	0.35%
3.001 - 3.500	68	14,669,356.83	1.05
3.501 - 4.000	274	52,857,409.92	3.78
4.001 - 4.500	385	72,787,998.52	5.21
4.501 - 5.000	679	115,420,076.95	8.25
5.001 - 5.500	998	177,819,539.49	12.72
5.501 - 6.000	1,759	328,660,239.13	23.51
6.001 - 6.500	1,824	318,445,481.07	22.78
6.501 - 7.000	856	153,106,800.67	10.95
7.001 - 7.500	647	109,915,245.41	7.86
7.501 - 8.000	216	31,859,351.19	2.28
8.001 - 8.500	71	11,774,777.45	0.84
8.501 - 9.000	28	3,571,602.42	0.26
9.001 - 9.500	16	2,214,410.63	0.16
9.501 - 10.000	2	159,083.14	0.01
Total:	**7,844**	**$1,398,186,049.88**	**100.00%**

Minimum: 2.260%
Maximum: 9.800%
Weighted Average: 5.922%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	33	$7,615,573.90	0.54%
1.500	2	469,611.48	0.03
2.000	2,229	430,055,166.66	30.76
3.000	5,578	959,772,052.64	68.64
5.000	1	122,849.73	0.01
6.000	1	150,795.47	0.01
Total:	**7,844**	**$1,398,186,049.88**	**100.00%**

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 2.682%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	7,773	$1,385,036,560.23	99.06%
1.500	33	8,370,756.41	0.60
2.000	3	433,323.07	0.03
3.000	35	4,345,410.17	0.31
Total:	**7,844**	**$1,398,186,049.88**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.010%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 10.500	3	$565,223.55	0.04%
10.501 - 11.000	4	1,060,702.05	0.08
11.001 - 11.500	41	9,097,083.40	0.65
11.501 - 12.000	202	46,243,842.88	3.31
12.001 - 12.500	461	108,231,837.93	7.74
12.501 - 13.000	1,046	228,260,644.38	16.33
13.001 - 13.500	1,075	214,986,527.44	15.38
13.501 - 14.000	1,389	256,165,761.04	18.32
14.001 - 14.500	1,037	173,415,966.76	12.40
14.501 - 15.000	1,050	163,498,654.78	11.69
15.001 - 15.500	622	88,128,807.78	6.30
15.501 - 16.000	473	62,640,244.36	4.48
16.001 - 16.500	195	22,164,477.23	1.59
16.501 - 17.000	141	15,056,565.26	1.08
17.001 - 17.500	55	4,894,595.13	0.35
17.501 - 18.000	32	2,426,574.93	0.17
18.001 - 18.500	9	666,853.85	0.05
18.501 - 19.000	9	681,687.13	0.05
Total:	**7,844**	**$1,398,186,049.88**	**100.00%**

Minimum: 10.255%
Maximum: 18.990%
Weighted Average: 13.841%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	124	$24,924,549.04	1.78%
5.501 - 6.000	337	77,199,235.20	5.52
6.001 - 6.500	690	158,773,145.95	11.36
6.501 - 7.000	1,362	293,452,718.52	20.99
7.001 - 7.500	1,305	254,491,528.38	18.20
7.501 - 8.000	1,372	237,802,886.78	17.01
8.001 - 8.500	916	137,760,486.98	9.85
8.501 - 9.000	818	112,710,072.42	8.06
9.001 - 9.500	409	50,459,523.42	3.61
9.501 - 10.000	277	30,058,019.86	2.15
10.001 - 10.500	115	10,931,514.46	0.78
10.501 - 11.000	74	6,551,603.66	0.47
11.001 - 11.500	27	1,920,644.41	0.14
11.501 - 12.000	16	1,014,192.73	0.07
12.001 - 12.500	1	90,948.81	0.01
12.501 - 13.000	1	44,979.26	0.00
Total:	**7,844**	**$1,398,186,049.88**	**100.00%**

Minimum: 2.750%
Maximum: 12.990%
Weighted Average: 7.456%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2004-08	1	$57,757.00	0.00%
2004-12	2	309,918.23	0.02
2005-01	8	1,960,854.01	0.14
2005-02	7	1,694,148.73	0.12
2005-03	19	2,674,985.05	0.19
2005-04	38	6,520,903.67	0.47
2005-05	75	12,533,252.03	0.90
2005-06	262	43,630,936.22	3.12
2005-07	1,433	258,386,681.59	18.48
2005-08	4,063	721,604,356.49	51.61
2005-09	723	132,528,622.91	9.48
2005-10	201	34,067,406.42	2.44
2006-04	1	233,837.56	0.02
2006-05	2	443,340.74	0.03
2006-06	14	2,157,530.00	0.15
2006-07	172	30,600,254.06	2.19
2006-08	748	137,728,890.00	9.85
2006-09	43	6,050,641.15	0.43
2006-10	5	1,506,000.00	0.11
2008-07	1	122,849.73	0.01
2008-09	3	698,979.64	0.05
2018-06	1	86,940.69	0.01
2018-07	2	211,313.33	0.02
2018-08	20	2,375,650.63	0.17
Total:	**7,844**	**$1,398,186,049.88**	**100.00%**

SAIL 2003-BC11 Collateral Summary -Group 1

Total Number of Loans	11,191	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,562,742,233	Yes	33.2%
Average Loan Principal Balance	$139,643	No	66.8%
Fixed Rate	31.6%		
Adjustable Rate	68.4%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	77.2%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.6%	Yes	81.0%
Weighted Average Margin	6.0%	No	19.0%
Weighted Average Initial Periodic Cap	2.7%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.9%	None	22.8%
Weighted Average Floor	7.5%	0.001-1.000	5.1%
Weighted Average Original Term (mo.)	352.8	1.001-2.000	46.1%
Weighted Average Remaining Term (mo.)	350.6	2.001-3.000	26.0%
Weighted Average Loan Age (mo.)	2.2	4.001-5.000	0.1%
Weighted Average Combined LTV	80.1%		
Non-Zero Weighted Average FICO	608	**Geographic Distribution**	
Non-Zero Weighted Average DTI	39.3%	(Other states account individually for less than	
% IO Loans	0.0%	4% of the Cut-off Date principal balance)	
		CA	31.1%
Lien Position		IL	6.6%
First	97.5%	NY	6.4%
Second	2.5%	FL	6.3%
		NJ	4.3%
Product Type		MA	4.2%
2/28 ARM (LIBOR)	59.0%	TX	4.0%
Fixed Rate	30.7%		
3/27 ARM (LIBOR)	9.1%	**Occupancy Status**	
Balloon	0.9%	Primary Home	91.3%
Other	0.3%	Investment	7.9%
		Second Home	0.8%

Collateral Characteristics -Group 1

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	1,201	$43,539,972.53	2.79%
50,000.01 - 100,000.00	2,957	221,024,728.87	14.14
100,000.01 - 150,000.00	2,591	323,827,539.84	20.72
150,000.01 - 200,000.00	2,017	350,273,228.36	22.41
200,000.01 - 250,000.00	1,279	286,091,794.77	18.31
250,000.01 - 300,000.00	774	211,455,949.46	13.53
300,000.01 - 350,000.00	262	82,626,076.09	5.29
350,000.01 - 400,000.00	72	26,690,197.72	1.71
400,000.01 - 450,000.00	22	9,342,064.82	0.60
450,000.01 - 500,000.00	14	6,689,840.24	0.43
550,000.01 - 600,000.00	2	1,180,840.19	0.08
Total:	**11,191**	**$1,562,742,232.89**	**100.00%**

Minimum: $4,996.03
Maximum: $595,840.19
Weighted Average: $139,642.77

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	43	$7,507,093.03	0.48%
5.501 - 6.000	533	101,039,812.49	6.47
6.001 - 6.500	961	172,355,122.70	11.03
6.501 - 7.000	1,839	319,005,869.74	20.41
7.001 - 7.500	1,629	259,822,734.17	16.63
7.501 - 8.000	1,774	262,728,788.07	16.81
8.001 - 8.500	1,190	155,958,910.52	9.98
8.501 - 9.000	1,067	127,934,039.05	8.19
9.001 - 9.500	582	57,855,611.21	3.70
9.501 - 10.000	765	51,791,421.87	3.31
10.001 - 10.500	365	22,779,172.19	1.46
10.501 - 11.000	236	14,048,135.51	0.90
11.001 - 11.500	122	5,976,316.80	0.38
11.501 - 12.000	54	2,726,327.63	0.17
12.001 - 12.500	10	447,183.84	0.03
12.501 - 13.000	20	721,071.05	0.05
13.501 - 14.000	1	44,623.02	0.00
Total:	**11,191**	**$1,562,742,232.89**	**100.00%**

Minimum:	4.990%
Maximum:	13.990%
Weighted Average:	7.575%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	14	$757,758.96	0.05%
171 - 180	814	52,349,166.99	3.35
181 - 240	173	14,137,407.10	0.90
241 - 300	1	55,306.27	0.00
301 - 360	10,189	1,495,442,593.57	95.69
Total:	**11,191**	**$1,562,742,232.89**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 352.8

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	46	$2,128,873.69	0.14%
171 - 180	782	50,978,052.26	3.26
181 - 240	173	14,137,407.10	0.90
241 - 300	1	55,306.27	0.00
301 - 360	10,189	1,495,442,593.57	95.69
Total:	**11,191**	**$1,562,742,232.89**	**100.00%**

Minimum: 116.0
Maximum: 360.0
Weighted Average: 350.6

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	11	$645,356.94	0.04%
20.001 - 30.000	42	3,578,998.55	0.23
30.001 - 40.000	115	11,657,671.97	0.75
40.001 - 50.000	246	31,147,168.86	1.99
50.001 - 60.000	461	65,596,955.25	4.20
60.001 - 70.000	1,205	178,626,406.03	11.43
70.001 - 80.000	3,976	591,674,150.90	37.86
80.001 - 90.000	3,090	463,380,999.56	29.65
90.001 - 100.000	2,045	216,434,524.83	13.85
Total:	**11,191**	**$1,562,742,232.89**	**100.00%**

Minimum: 13.990%
Maximum: 100.000%
Weighted Average: 80.088%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	59	$5,763,399.84	0.37%
451 - 500	24	3,423,972.55	0.22
501 - 550	2,229	314,962,533.98	20.15
551 - 600	2,826	397,951,471.75	25.46
601 - 650	3,577	477,330,687.71	30.54
651 - 700	1,687	244,918,766.56	15.67
701 - 750	621	93,555,841.13	5.99
751 - 800	161	23,862,274.84	1.53
>= 801	7	973,284.53	0.06
Total:	**11,191**	**$1,562,742,232.89**	**100.00%**

Non- Zero Minimum: 500
Maximum: 814
Non-Zero WA: 608

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	5,193	$790,135,925.15	50.56%
Purchase	3,990	485,914,210.41	31.09
Rate/Term Refinance	1,542	219,783,710.13	14.06
Debt Consolidation	457	65,882,112.10	4.22
Home Improvement	9	1,026,275.10	0.07
Total:	**11,191**	**$1,562,742,232.89**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	8,456	$1,143,179,403.95	73.15%
2-4 Family	870	162,460,928.05	10.40
PUD	1,044	152,060,355.74	9.73
Condo	810	103,757,860.19	6.64
Townhouse	5	683,554.04	0.04
Row House	6	600,130.92	0.04
Total:	**11,191**	**$1,562,742,232.89**	**100.00%**

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	1,857	$338,058,915.40	21.63%
CA-N	863	147,936,654.05	9.47
IL	767	103,828,180.87	6.64
NY	499	99,826,961.34	6.39
FL	884	97,734,999.32	6.25
NJ	391	67,285,122.30	4.31
MA	350	66,111,595.70	4.23
TX	669	62,896,962.82	4.02
CO	326	46,778,958.38	2.99
HI	215	44,032,756.85	2.82
MI	394	39,918,724.94	2.55
AZ	338	37,867,275.83	2.42
MD	222	34,295,441.78	2.19
WA	218	31,369,914.41	2.01
PA	296	30,793,895.33	1.97
VA	204	29,555,007.74	1.89
OH	332	27,436,088.72	1.76
CT	177	25,385,654.95	1.62
NV	226	25,090,090.21	1.61
OR	147	18,028,628.60	1.15
MN	119	17,644,412.46	1.13
NC	163	17,449,990.44	1.12
MO	171	16,133,618.91	1.03
WI	127	13,120,665.57	0.84
TN	118	11,062,271.16	0.71
IN	136	11,046,733.30	0.71
RI	71	10,946,531.08	0.70
UT	72	9,044,337.80	0.58
NH	53	8,298,608.37	0.53
OK	99	6,942,255.41	0.44
Other	687	66,820,978.85	4.28
Total:	**11,191**	**$1,562,742,232.89**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	2,635	$355,948,872.69	22.78%
1% of Amt. Prepaid	123	13,671,762.63	0.87
1% of Orig. Bal.	20	1,847,131.40	0.12
1% of UPB	351	36,402,690.12	2.33
2 Mos. Int. on Amt. Prepaid	14	2,099,067.67	0.13
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	50	6,366,746.11	0.41
2 Mos. Int. of UPB	24	3,506,538.26	0.22
2% of UPB	364	45,237,948.65	2.89
3 Mos. Int. on 80	315	58,298,995.12	3.73
3 Mos. Int. on UPB	59	10,357,467.59	0.66
3% 2% 1% of UPB	39	4,276,218.00	0.27
3% of UPB	3	181,840.83	0.01
5% 4% 3% 2% 1% of UPB	24	1,781,939.76	0.11
5% of UPB	99	13,715,592.06	0.88
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	4,879	734,955,889.92	47.03
6 Mos. Int. on 80% of UPB	965	130,250,524.75	8.33
6 Mos. Int. on UPB	1,226	143,807,411.20	9.20
6% of UPB	1	35,596.13	0.00
Total:	**11,191**	**$1,562,742,232.89**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	7,696	$1,024,647,296.57	65.57%
Stated	3,105	478,134,393.61	30.60
Limited	232	36,644,702.39	2.34
No Documentation	146	20,740,594.85	1.33
No Ratio	12	2,575,245.47	0.16
Total:	**11,191**	**$1,562,742,232.89**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	18	$3,615,062.25	0.34%
3.001 - 3.500	54	9,109,317.83	0.85
3.501 - 4.000	226	37,157,929.42	3.48
4.001 - 4.500	331	55,623,022.17	5.21
4.501 - 5.000	607	93,853,515.30	8.78
5.001 - 5.500	877	137,698,083.77	12.89
5.501 - 6.000	1,526	236,863,447.41	22.17
6.001 - 6.500	1,609	232,161,890.28	21.73
6.501 - 7.000	779	124,730,152.85	11.67
7.001 - 7.500	600	93,422,558.03	8.74
7.501 - 8.000	209	30,227,739.80	2.83
8.001 - 8.500	64	9,141,366.55	0.86
8.501 - 9.000	28	3,571,602.42	0.33
9.001 - 9.500	12	1,229,411.81	0.12
9.501 - 10.000	2	159,083.14	0.01
Total:	**6,942**	**$1,068,564,183.03**	**100.00%**

Minimum: 2.350%
Maximum: 9.800%
Weighted Average: 5.952%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	26	$5,237,436.10	0.49%
1.500	2	469,611.48	0.04
2.000	2,022	346,201,596.74	32.40
3.000	4,890	716,381,893.51	67.04
5.000	1	122,849.73	0.01
6.000	1	150,795.47	0.01
Total:	**6,942**	**$1,068,564,183.03**	**100.00%**

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 2.666%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	6,883	$1,059,099,923.36	99.11%
1.500	24	5,415,103.11	0.51
2.000	3	433,323.07	0.04
3.000	32	3,615,833.49	0.34
Total:	**6,942**	**$1,068,564,183.03**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.010%

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 10.500	3	$565,223.55	0.05%
10.501 - 11.000	4	1,060,702.05	0.10
11.001 - 11.500	32	5,304,983.13	0.50
11.501 - 12.000	171	33,614,470.55	3.15
12.001 - 12.500	370	67,924,413.19	6.36
12.501 - 13.000	875	157,471,893.22	14.74
13.001 - 13.500	925	156,046,688.63	14.60
13.501 - 14.000	1,229	198,609,281.54	18.59
14.001 - 14.500	937	140,096,768.71	13.11
14.501 - 15.000	967	137,008,576.46	12.82
15.001 - 15.500	569	73,609,945.76	6.89
15.501 - 16.000	438	54,295,135.93	5.08
16.001 - 16.500	185	20,719,368.04	1.94
16.501 - 17.000	138	14,251,530.23	1.33
17.001 - 17.500	52	4,672,227.03	0.44
17.501 - 18.000	30	2,055,382.84	0.19
18.001 - 18.500	8	575,905.04	0.05
18.501 - 19.000	9	681,687.13	0.06
Total:	**6,942**	**$1,068,564,183.03**	**100.00%**

Minimum:	10.255%
Maximum:	18.990%
Weighted Average:	13.946%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	107	$17,629,227.58	1.65%
5.501 - 6.000	281	54,997,536.04	5.15
6.001 - 6.500	564	104,024,517.19	9.73
6.501 - 7.000	1,148	207,390,235.79	19.41
7.001 - 7.500	1,134	190,044,155.41	17.79
7.501 - 8.000	1,235	190,438,426.83	17.82
8.001 - 8.500	846	117,185,312.73	10.97
8.501 - 9.000	764	97,958,191.62	9.17
9.001 - 9.500	377	42,378,708.35	3.97
9.501 - 10.000	264	27,683,322.39	2.59
10.001 - 10.500	109	9,888,351.07	0.93
10.501 - 11.000	71	6,085,982.27	0.57
11.001 - 11.500	25	1,801,043.77	0.17
11.501 - 12.000	16	1,014,192.73	0.09
12.501 - 13.000	1	44,979.26	0.00
Total:	**6,942**	**$1,068,564,183.03**	**100.00%**

Minimum: 2.750%
Maximum: 12.990%
Weighted Average: 7.549%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2004-08	1	$57,757.00	0.01%
2004-12	2	309,918.23	0.03
2005-01	7	1,602,839.57	0.15
2005-02	6	1,228,065.89	0.11
2005-03	19	2,674,985.05	0.25
2005-04	33	5,166,649.23	0.48
2005-05	68	9,706,465.74	0.91
2005-06	220	31,954,775.52	2.99
2005-07	1,242	194,102,049.97	18.16
2005-08	3,625	560,447,677.09	52.45
2005-09	628	89,950,794.37	8.42
2005-10	183	26,124,019.42	2.44
2006-04	1	233,837.56	0.02
2006-05	2	443,340.74	0.04
2006-06	13	2,086,241.92	0.20
2006-07	157	25,964,312.87	2.43
2006-08	667	107,245,538.09	10.04
2006-09	40	5,347,182.56	0.50
2006-10	3	554,000.00	0.05
2008-07	1	122,849.73	0.01
2008-09	3	698,979.64	0.07
2018-06	1	86,940.69	0.01
2018-07	1	151,442.49	0.01
2018-08	19	2,303,519.66	0.22
Total:	**6,942**	**$1,068,564,183.03**	**100.00%**

SAIL 2003-BC11 Collateral Summary -Group 2

Total Number of Loans	1,478	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$462,231,581	Yes	30.2%
Average Loan Principal Balance	$312,741	No	69.8%
Fixed Rate	28.7%		
Adjustable Rate	71.3%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	72.6%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.2%	Yes	62.8%
Weighted Average Margin	5.8%	No	37.2%
Weighted Average Initial Periodic Cap	2.7%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.5%	None	27.4%
Weighted Average Floor	7.2%	0.001-1.000	6.7%
Weighted Average Original Term (mo.)	353.4	1.001-2.000	44.6%
Weighted Average Remaining Term (mo.)	351.4	2.001-3.000	21.3%
Weighted Average Loan Age (mo.)	2.1		
Weighted Average Combined LTV	81.6%		
Non-Zero Weighted Average FICO	622	**Geographic Distribution**	
Non-Zero Weighted Average DTI	40.5%	(Other states account individually for less than	
% IO Loans	0.0%	4% of the Cut-off Date principal balance)	
		CA	51.7%
Lien Position		GA	6.4%
First	95.8%	NY	5.8%
Second	4.2%	IL	4.2%
Product Type			
2/28 ARM (LIBOR)	63.3%		
Fixed Rate	27.0%	**Occupancy Status**	
3/27 ARM (LIBOR)	8.0%	Primary Home	95.8%
Balloon	1.7%	Investment	3.4%
Other	0.0%	Second Home	0.8%

Collateral Characteristics -Group 2

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	18	$708,975.77	0.15%
50,000.01 - 100,000.00	294	22,273,635.63	4.82
100,000.01 - 150,000.00	157	18,913,869.60	4.09
150,000.01 - 200,000.00	28	4,653,007.73	1.01
200,000.01 - 250,000.00	13	2,826,937.46	0.61
250,000.01 - 300,000.00	9	2,496,637.93	0.54
300,000.01 - 350,000.00	206	69,316,136.34	15.00
350,000.01 - 400,000.00	283	106,061,328.91	22.95
400,000.01 - 450,000.00	169	71,885,462.46	15.55
450,000.01 - 500,000.00	123	59,139,626.87	12.79
500,000.01 - 550,000.00	55	28,907,497.63	6.25
550,000.01 - 600,000.00	65	37,372,068.25	8.09
600,000.01 - 650,000.00	49	30,941,243.75	6.69
650,000.01 - 700,000.00	5	3,398,744.13	0.74
700,000.01 - 750,000.00	1	720,067.74	0.16
750,000.01 - 800,000.00	1	798,499.73	0.17
800,000.01 - 850,000.00	1	845,379.46	0.18
950,000.01 - 1,000,000.00	1	972,461.52	0.21
Total:	**1,478**	**$462,231,580.91**	**100.00%**

Minimum: $24,865.14
Maximum: $972,461.52
Weighted Average: $312,741.26

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	16	$6,005,770.91	1.30%
5.501 - 6.000	105	42,420,042.36	9.18
6.001 - 6.500	194	83,285,040.60	18.02
6.501 - 7.000	296	116,495,766.40	25.20
7.001 - 7.500	212	77,859,083.98	16.84
7.501 - 8.000	179	58,046,624.29	12.56
8.001 - 8.500	89	23,848,284.87	5.16
8.501 - 9.000	92	21,607,866.05	4.67
9.001 - 9.500	57	9,838,707.73	2.13
9.501 - 10.000	113	11,366,501.57	2.46
10.001 - 10.500	63	5,876,755.07	1.27
10.501 - 11.000	33	3,382,245.55	0.73
11.001 - 11.500	16	1,186,972.04	0.26
11.501 - 12.000	6	485,862.77	0.11
12.001 - 12.500	6	461,318.80	0.10
12.501 - 13.000	1	64,737.92	0.01
Total:	**1,478**	**$462,231,580.91**	**100.00%**

Minimum: 4.990%
Maximum: 12.990%
Weighted Average: 7.233%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	1	$82,071.76	0.02%
171 - 180	147	15,106,200.79	3.27
181 - 240	14	2,422,602.92	0.52
301 - 360	1,316	444,620,705.44	96.19
Total:	**1,478**	**$462,231,580.91**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 353.4

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	7	$399,630.36	0.09%
171 - 180	141	14,788,642.19	3.20
181 - 240	14	2,422,602.92	0.52
301 - 360	1,316	444,620,705.44	96.19
Total:	**1,478**	**$462,231,580.91**	**100.00%**

Minimum: 118.0
Maximum: 360.0
Weighted Average: 351.4

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
20.001 - 30.000	1	$377,382.50	0.08%
30.001 - 40.000	10	4,024,017.92	0.87
40.001 - 50.000	17	6,400,916.13	1.38
50.001 - 60.000	42	14,723,410.53	3.19
60.001 - 70.000	135	46,619,072.96	10.09
70.001 - 80.000	418	148,887,717.50	32.21
80.001 - 90.000	483	169,968,763.53	36.77
90.001 - 100.000	372	71,230,299.84	15.41
Total:	**1,478**	**$462,231,580.91**	**100.00%**

Minimum: 21.000%
Maximum: 100.000%
Weighted Average: 81.602%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	12	$1,182,827.69	0.26%
501 - 550	160	54,931,664.60	11.88
551 - 600	306	102,178,172.10	22.11
601 - 650	565	172,209,738.60	37.26
651 - 700	293	91,539,146.76	19.80
701 - 750	105	28,662,610.28	6.20
751 - 800	37	11,527,420.88	2.49
Total:	**1,478**	**$462,231,580.91**	**100.00%**

Non- Zero Minimum: 501
Maximum: 796
Non-Zero WA: 622

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	584	$197,035,350.81	42.63%
Purchase	550	153,786,356.89	33.27
Rate/Term Refinance	237	68,153,293.45	14.74
Debt Consolidation	107	43,256,579.76	9.36
Total:	**1,478**	**$462,231,580.91**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	1,109	$348,998,510.74	75.50%
PUD	199	67,776,962.97	14.66
Condo	65	21,974,559.39	4.75
2-4 Family	39	17,436,737.60	3.77
Manufactured Housing	66	6,044,810.21	1.31
Total:	**1,478**	**$462,231,580.91**	**100.00%**

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	385	$133,842,016.71	28.96%
CA-N	316	104,915,978.12	22.70
GA	226	29,685,432.12	6.42
NY	67	26,945,526.42	5.83
IL	52	19,471,999.86	4.21
MA	42	16,658,903.14	3.60
NJ	38	16,123,118.68	3.49
FL	47	14,208,682.42	3.07
TX	32	11,268,943.20	2.44
CO	32	10,451,479.36	2.26
MD	27	10,343,157.68	2.24
VA	24	9,233,457.94	2.00
AZ	26	8,617,055.64	1.86
MI	20	6,486,440.18	1.40
PA	16	6,179,540.26	1.34
NV	16	4,370,626.95	0.95
WA	17	4,233,945.87	0.92
CT	11	4,150,855.36	0.90
OR	11	3,982,712.70	0.86
NC	12	3,098,515.50	0.67
DC	6	2,822,108.42	0.61
UT	4	2,147,744.20	0.46
IN	4	1,783,214.11	0.39
MN	4	1,718,123.49	0.37
HI	6	1,529,707.85	0.33
OH	6	1,432,294.67	0.31
NM	3	1,123,104.10	0.24
SC	7	1,102,980.19	0.24
TN	5	924,785.53	0.20
AL	2	668,094.49	0.14
Other	14	2,711,035.75	0.59
Total:	**1,478**	**$462,231,580.91**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	495	$126,847,960.08	27.44%
1% of Amt. Prepaid	9	3,724,620.13	0.81
1% of UPB	18	5,526,171.31	1.20
2 Mos. Int. on Amt. Prepaid	3	1,257,503.67	0.27
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	3	1,564,604.75	0.34
2 Mos. Int. of UPB	1	336,911.49	0.07
2 Mos. Int. on 80% of UPB	1	379,488.34	0.08
2% of UPB	17	6,568,315.32	1.42
3 Mos. Int. on 80% of UPB	29	11,611,391.40	2.51
3 Mos. Int. on UPB	8	2,879,172.13	0.62
3% 2% 1% of UPB	5	1,632,461.45	0.35
5% of UPB	7	1,836,585.49	0.40
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	626	225,031,245.90	48.68
6 Mos. Int. on 80% of UPB	70	26,237,052.67	5.68
6 Mos. Int. on UPB	185	46,758,760.76	10.12
6% of UPB	1	39,336.02	0.01
Total:	**1,478**	**$462,231,580.91**	**100.00%**

Documentation Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	927	$280,843,249.51	60.76%
Stated	491	164,435,722.16	35.57
No Documentation	29	8,714,825.75	1.89
Limited	30	8,178,114.12	1.77
No Ratio	1	59,669.37	0.01
Total:	**1,478**	**$462,231,580.91**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	3	$1,309,614.81	0.40%
3.001 - 3.500	14	5,560,039.00	1.69
3.501 - 4.000	48	15,699,480.50	4.76
4.001 - 4.500	54	17,164,976.35	5.21
4.501 - 5.000	72	21,566,561.65	6.54
5.001 - 5.500	121	40,121,455.72	12.17
5.501 - 6.000	233	91,796,791.72	27.85
6.001 - 6.500	215	86,283,590.79	26.18
6.501 - 7.000	77	28,376,647.82	8.61
7.001 - 7.500	47	16,492,687.38	5.00
7.501 - 8.000	7	1,631,611.39	0.49
8.001 - 8.500	7	2,633,410.90	0.80
9.001 - 9.500	4	984,998.82	0.30
Total:	**902**	**$329,621,866.85**	**100.00%**

Minimum:	2.260%
Maximum:	9.500%
Weighted Average:	5.823%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	7	$2,378,137.80	0.72%
2.000	207	83,853,569.92	25.44
3.000	688	243,390,159.13	73.84
Total:	**902**	**$329,621,866.85**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 2.731%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	890	$325,936,636.87	98.88%
1.500	9	2,955,653.30	0.90
3.000	3	729,576.68	0.22
Total:	**902**	**$329,621,866.85**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.009%

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
11.001 - 11.500	9	$3,792,100.27	1.15%
11.501 - 12.000	31	12,629,372.33	3.83
12.001 - 12.500	91	40,307,424.74	12.23
12.501 - 13.000	171	70,788,751.16	21.48
13.001 - 13.500	150	58,939,838.81	17.88
13.501 - 14.000	160	57,556,479.50	17.46
14.001 - 14.500	100	33,319,198.05	10.11
14.501 - 15.000	83	26,490,078.32	8.04
15.001 - 15.500	53	14,518,862.02	4.40
15.501 - 16.000	35	8,345,108.43	2.53
16.001 - 16.500	10	1,445,109.19	0.44
16.501 - 17.000	3	805,035.03	0.24
17.001 - 17.500	3	222,368.10	0.07
17.501 - 18.000	2	371,192.09	0.11
18.001 - 18.500	1	90,948.81	0.03
Total:	**902**	**$329,621,866.85**	**100.00%**

Minimum: 11.150%
Maximum: 18.100%
Weighted Average: 13.501%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	17	$7,295,321.46	2.21%
5.501 - 6.000	56	22,201,699.16	6.74
6.001 - 6.500	126	54,748,628.76	16.61
6.501 - 7.000	214	86,062,482.73	26.11
7.001 - 7.500	171	64,447,372.97	19.55
7.501 - 8.000	137	47,364,459.95	14.37
8.001 - 8.500	70	20,575,174.25	6.24
8.501 - 9.000	54	14,751,880.80	4.48
9.001 - 9.500	32	8,080,815.07	2.45
9.501 - 10.000	13	2,374,697.47	0.72
10.001 - 10.500	6	1,043,163.39	0.32
10.501 - 11.000	3	465,621.39	0.14
11.001 - 11.500	2	119,600.64	0.04
12.001 - 12.500	1	90,948.81	0.03
Total:	**902**	**$329,621,866.85**	**100.00%**

Minimum: 4.000%
Maximum: 12.100%
Weighted Average: 7.154%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2005-01	1	$358,014.44	0.11%
2005-02	1	466,082.84	0.14
2005-04	5	1,354,254.44	0.41
2005-05	7	2,826,786.29	0.86
2005-06	42	11,676,160.70	3.54
2005-07	191	64,284,631.62	19.50
2005-08	438	161,156,679.40	48.89
2005-09	95	42,577,828.54	12.92
2005-10	18	7,943,387.00	2.41
2006-06	1	71,288.08	0.02
2006-07	15	4,635,941.19	1.41
2006-08	81	30,483,351.91	9.25
2006-09	3	703,458.59	0.21
2006-10	2	952,000.00	0.29
2018-07	1	59,870.84	0.02
2018-08	1	72,130.97	0.02
Total:	**902**	**$329,621,866.85**	**100.00%**

$2,023,938,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2003-BC11
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch)(4)
A1(5)	783,976,000	1M Libor	1.00	1-27	14.85%	0.16%	10/25/2033	AAA/AAA
A2(6)	233,240,000	1M Libor	1.00	1-27	14.85%	0.17%	10/25/2033	AAA/AAA
A3 (5)(6)(7)	721,348,000	(7)	4.79	27-91	14.85%	(7)	10/25/2033	AAA/AAA
A-IO (8)	Notional	6.00%	N/A	N/A	N/A	N/A	4/25/2005	AAA/AAA
M1	108,281,000	1M Libor	5.03	39-91	9.50%	0.65%	10/25/2033	AA/AA
M2	86,017,000	1M Libor	4.99	38-91	5.25%	1.70%	10/25/2033	A/A
M3	25,299,000	1M Libor	4.98	37-91	4.00%	2.05%	10/25/2033	A-/A-
M4	30,359,000	1M Libor	4.97	37-91	2.50%	3.00%	10/25/2033	BBB+/BBB+
M5	17,203,000	1M Libor	4.81	37-90	1.65%	3.00%	10/25/2033	BBB/BBB
B	18,215,000	1M Libor	4.18	37-74	0.75%	3.00%	10/25/2033	BBB-/BBB-

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch) (4)
A1(5)	783,976,000	1M Libor	1.00	1-27	14.85%	0.16%	10/25/2033	AAA/AAA
A2(6)	233,240,000	1M Libor	1.00	1-27	14.85%	0.17%	10/25/2033	AAA/AAA
A3 (5)(6)(7)	721,348,000	(7)	5.34	27-201	14.85%	(7)	10/25/2033	AAA/AAA
A-IO (8)	Notional	6.00%	N/A	N/A	N/A	N/A	4/25/2005	AAA/AAA
M1	108,281,000	1M Libor	5.51	39-157	9.50%	0.65%	10/25/2033	AA/AA
M2	86,017,000	1M Libor	5.39	38-140	5.25%	1.70%	10/25/2033	A/A
M3	25,299,000	1M Libor	5.25	37-118	4.00%	2.05%	10/25/2033	A-/A-
M4	30,359,000	1M Libor	5.09	37-108	2.50%	3.00%	10/25/2033	BBB+/BBB+
M5	17,203,000	1M Libor	4.81	37-90	1.65%	3.00%	10/25/2033	BBB/BBB
B	18,215,000	1M Libor	4.18	37-74	0.75%	3.00%	10/25/2033	BBB-/BBB-

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans.

(3) Initial Credit Enhancement includes overcollateralization has built to the target of 0.75%. There will be no upfront overcollateralization..

(4) All Classes of Certificates will be rated by S&P and Fitch.

(5) Class A1 Certificates and A3(1) Component are the Senior Certificates of Group 1.

(6) Class A2 Certificates and A3(2) Component are the Senior Certificates of Group 2.

(7) Class A3 is a Component Certificate, made up of one component from each Collateral Group. It will have a stated interest rate of 2.53% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month LIBOR plus 0.70%. This margin may be increased if the 10% call is not exercised, as described herein.

(8) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 distribution dates

Principal Payment Priority

Prior to the Stepdown Date, or whenever a Trigger Event is in effect, all principal from Group 1 will be paid to the Class A1 Certificates and the A3(1) Component, sequentially and in that order, and all Group 2 Principal will be paid to the Class A2 Certificates and the A3(2) Component, sequentially and in that order. If the Senior Certificates of one Group have been reduced to zero, principal from the unrelated Group will be paid to the Senior Certificates which remain outstanding, to be distributed as described above, after taking into account distributions from the related Group. Once the Senior Certificates have been retired principal will be allocated sequentially to the Class M1, M2, M3, M4, M5 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the Targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, all principal from Group 1 will be paid to the Class A1 Certificates and the A3(1) Component, sequentially and in that order, and all Group 2 Principal will be paid to the Class A2 Certificates and the A3(2) Component, sequentially and in that order, until the Targeted Senior Enhancement Percentage has been reached. If the Senior Certificates of one Group have been reduced to zero, principal from the unrelated Group will be paid the Senior Certificates which remain outstanding, to be distributed as described above, after taking into account distributions from the related Group, until the Targeted Senior Enhancement Percentage has been reached. Once the Targeted Senior Enhancement Percentage has been reached, all principal will then be allocated sequentially to the Class M1, M2, M3, M4, M5 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for the Class A1, A2, M1, M2, M3, M4, M5 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rate for the Class A3 Certificates for the first 24 Distribution Dates will be equal to the lesser of a stated fixed interest rate and their related Net Funds Cap. Beginning on October 25, 2005, the Class A3 Certificates will accrue interest at a rate equal to the lesser of (i) 1 Month LIBOR plus a margin and (ii) the weighted average of the Net Funds Cap of each component of the Class A3 Certificates and beginning on the distribution date in November 2005 will receive interest based on this new floating rate. Interest for the Class A3 Certificates will be calculated on a 30/360 basis.

The "Accrual Period" for any Class of LIBOR Certificates, the Class A3 Certificates and the Class A-IO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on October 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: Servicing Fee, Trustee Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class A1, A3(1) Component and A-IO(1) Component from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class A2, A3(2) Component and A-IO(2) Component from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5 and B, sequentially;

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target

Interest Payment Priority (continued)

(8) To pay concurrently in proportion of their respective Basis Risk Shortfall and Unpaid Basis risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class A1, Class A2 and Class A3 Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(9) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(10) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate. (1)

(1) Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

Class A-IO Notional Amounts

The Components of the A-IO will have a Notional Amount equal to the lesser of the beginning period Collateral balance for the related Group and the following schedule:

Distribution Dates	A-IO(1) Component Notional Amount ($)	A-IO(2) Component Notional Amount ($)	Class A-IO Total Notional Amount ($)
1-6	374,809,453	110,935,547	485,745,000
7-12	281,107,282	83,201,718	364,309,000
13-18	234,256,197	69,334,803	303,591,000

On and after the 19th Distribution Date, the Class A-IO Notional Amount will be zero.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of 1.10%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	1,295,530,465.38
3	1,269,691,454.61
4	1,240,220,699.52
5	1,208,325,994.89
6	1,174,870,471.51
7	1,163,380,285.09
8	1,121,907,787.06
9	1,076,570,523.50
10	1,025,183,812.12
11	971,209,286.05
12	917,343,494.54

Month	Approximate Notional Balance ($)
13	892,239,879.21
14	824,377,106.72
15	773,003,508.86
16	724,371,942.98
17	673,478,830.12
18	618,262,626.98
19	581,930,266.32
20	516,908,320.85
21	458,383,576.24
22	403,509,474.10
23	351,520,948.30
24	301,520,520.25

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the A3(1) Component Certificates clause (b) above will be equal to 1.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the A3(2) Component Certificates clause (b) above will be equal to 1.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap and the Group 2 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any Group have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Mortgage Insurance Fee Rate, in the case of an Insured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by Option One (26.92%), BNC (26.39%), Finance America (23.86%), People's Choice (9.33%), Provident (6.46%) and Fieldstone (4.18%) and as of the closing date will be serviced by Chase (29.95%), Option One (26.90%), Ocwen (24.47%), Wells Fargo (11.15%), Provident (6.46%), Aurora (0.88%) and Wilshire (0.21%).

Pre-funding

Approximately 8.55% of the mortgage loans will be pre-funded. These loans have already been identified and are scheduled to be purchased into the Trust by the [second] Distribution Date. All collateral information herein includes the pre-funding population.

Mortgage Insurance

Approximately 76.33% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), Radian Guaranty Corp. or certain other providers. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class, as calculated without regard to the applicable Net Funds Cap, exceeds (b) the amount (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B, Certificates the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A1, A2 or A3 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margin on Class A1 and A2 will double, the margin on Class A3 will increase by 0.25% and the margins on the Class M1, M2, M3, M4, M5 and B will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

Classes A1, A2, A3 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes A1, A2, A3 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes A1, A2 and A3) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to approximately 0.75% of the Cut-off Date Balance. On or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, the OC Target is equal to the greater of (1) 0.50% of the Cut-Off Date Balance and (2) the lesser of (i) 0.75% of the Cut-Off Date Balance and (ii) 1.50% of the current Collateral Balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 50% of the Senior Enhancement Percentage for that Distribution Date, or if the Cumulative Realized Losses exceed certain levels set by the rating agencies.

Distribution Date	Loss Percentage
November 2006 to October 2007	3.00% for the first month, plus an additional 1/12th of 0.75% for each month thereafter
November 2007 to October 2008	3.75% for the first month, plus an additional 1/12th of 0.75 % for each month thereafter
November 2008 to October 2009	4.50% for the first month, plus an additional 1/12th of 0.25% for each month thereafter
November 2009 and thereafter	4.75%

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

A1 AAA/AAA Libor Floater (Group 1)	A2 AAA/AAA Libor Floater (Group 2)	A-IO AAA/AAA 6.00% Interest Rate	Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes A1, A2 and A3
A3 AAA/AAA Fixed-Floating (Component Certificate)			
M1 AA/AA Libor Floater			Classes M1, M2, M3, M4, M5 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.
M2 A/A Libor Floater			
M3 A-/A- Libor Floater			
M4 BBB+/BBB+ Libor Floater			
M5 BBB/BBB Libor Floater			
B BBB-/BBB- Libor Floater			

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2003-BC11
Depositor:	Structured Asset Securities Corporation
Securities Administrator:	Wells Fargo Bank Minnesota, N.A.
Trustee:	LaSalle Bank, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: November 25, 2003
Cut-Off Date:	October 1, 2003
Expected Pricing Date:	October 31, 2003
Closing Date:	October 31, 2003
Settlement Date:	October 31, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	October 25, 2003
Day Count:	Actual/360 on Classes A1, A2, M1, M2, M3, M4, M5 and B
	30/360 on Class A3 and Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution

Summary of Terms (continued)	
Servicing Fee:	With respect to 73.14% of the pool, the servicing fee is equal to 0.50% of the loan principal balance annually. The remaining 26.86% of the pool will have an annual fee equal to 0.30% of the loan principal balance for months 1 through 10, 0.40% of the loan principal balance for months 11 through 30, 0.65% of the loan principal balance for months 31 through 48, and 0.80% of the loan principal balance for each month thereafter.
Trustee Fee:	0.00125% of the Group principal balance annually
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class A1, A2 and A3. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates and the Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call

Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-55	1-37	1-27	1-21	1-17
Expected Final Mat.	5/25/2008	11/25/2006	1/25/2006	7/25/2005	3/25/2005
Class A2					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-55	1-37	1-27	1-21	1-17
Expected Final Mat.	5/25/2008	11/25/2006	1/25/2006	7/25/2005	3/25/2005
Class A3					
Avg. Life (yrs)	9.65	6.55	4.79	3.59	2.66
Window (mos)	55-177	37-122	27-91	21-71	17-57
Expected Final Mat.	7/25/2018	12/25/2013	5/25/2011	9/25/2009	7/25/2008
Class M1					
Avg. Life (yrs)	9.72	6.60	5.03	4.34	4.22
Window (mos)	56-177	37-122	39-91	42-71	45-57
Expected Final Mat.	7/25/2018	12/25/2013	5/25/2011	9/25/2009	7/25/2008
Class M2					
Avg. Life (yrs)	9.72	6.60	4.99	4.19	3.84
Window (mos)	56-177	37-122	38-91	39-71	40-57
Expected Final Mat.	7/25/2018	12/25/2013	5/25/2011	9/25/2009	7/25/2008
Class M3					
Avg. Life (yrs)	9.72	6.60	4.98	4.14	3.70
Window (mos)	56-177	37-122	37-91	38-71	39-57
Expected Final Mat.	7/25/2018	12/25/2013	5/25/2011	9/25/2009	7/25/2008
Class M4					
Avg. Life (yrs)	9.72	6.60	4.97	4.11	3.65
Window (mos)	56-177	37-122	37-91	38-71	38-57
Expected Final Mat.	7/25/2018	12/25/2013	5/25/2011	9/25/2009	7/25/2008
Class M5					
Avg. Life (yrs)	9.44	6.40	4.81	3.95	3.51
Window (mos)	56-176	37-121	37-90	37-70	38-56
Expected Final Mat.	6/25/2018	11/25/2013	4/25/2011	8/25/2009	6/25/2008
Class B					
Avg. Life (yrs)	8.27	5.56	4.18	3.47	3.16
Window (mos)	56-146	37-100	37-74	37-57	37-46
Expected Final Mat.	12/25/2015	2/25/2012	12/25/2009	7/25/2008	8/25/2007

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	1.31	0.84	0.60
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	9/25/2006	9/25/2005	2/25/2005
Class A2			
Avg. Life (yrs)	1.31	0.85	0.61
Window (mos)	1-36	1-23	1-16
Expected Final Mat.	10/25/2006	9/25/2005	2/25/2005
Class A3			
Avg. Life (yrs)	6.30	3.93	2.47
Window (mos)	35-117	23-76	16-54
Expected Final Mat.	7/25/2013	2/25/2010	4/25/2008
Class M1			
Avg. Life (yrs)	6.35	4.48	4.24
Window (mos)	37-117	41-76	46-54
Expected Final Mat.	7/25/2013	2/25/2010	4/25/2008
Class M2			
Avg. Life (yrs)	6.35	4.38	3.79
Window (mos)	37-117	38-76	41-54
Expected Final Mat.	7/25/2013	2/25/2010	4/25/2008
Class M3			
Avg. Life (yrs)	6.35	4.33	3.63
Window (mos)	37-117	38-76	39-54
Expected Final Mat.	7/25/2013	2/25/2010	4/25/2008
Class M4			
Avg. Life (yrs)	6.35	4.33	3.57
Window (mos)	37-117	37-76	38-54
Expected Final Mat.	7/25/2013	2/25/2010	4/25/2008
Class M5			
Avg. Life (yrs)	6.15	4.17	3.43
Window (mos)	37-116	37-75	38-53
Expected Final Mat.	6/25/2013	1/25/2010	3/25/2008
Class B			
Avg. Life (yrs)	5.35	3.65	3.13
Window (mos)	37-96	37-62	37-44
Expected Final Mat.	10/25/2011	12/25/2008	6/25/2007

Sensitivity Analysis – To Maturity					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-55	1-37	1-27	1-21	1-17
Expected Final Mat.	5/25/2008	11/25/2006	1/25/2006	7/25/2005	3/25/2005
Class A2					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-55	1-37	1-27	1-21	1-17
Expected Final Mat.	5/25/2008	11/25/2006	1/25/2006	7/25/2005	3/25/2005
Class A3					
Avg. Life (yrs)	10.52	7.26	5.34	4.02	3.01
Window (mos)	55-324	37-260	27-201	21-159	17-129
Expected Final Mat.	10/25/2030	6/25/2025	7/25/2020	1/25/2017	7/25/2014
Class M1					
Avg. Life (yrs)	10.51	7.23	5.51	4.72	4.52
Window (mos)	56-280	37-207	39-157	42-123	45-99
Expected Final Mat.	2/25/2027	1/25/2021	11/25/2016	1/25/2014	1/25/2012
Class M2					
Avg. Life (yrs)	10.39	7.12	5.39	4.50	4.09
Window (mos)	56-258	37-186	38-140	39-110	40-89
Expected Final Mat.	4/25/2025	4/25/2019	6/25/2015	12/25/2012	3/25/2011
Class M3					
Avg. Life (yrs)	10.19	6.97	5.25	4.35	3.87
Window (mos)	56-223	37-158	37-118	38-92	39-74
Expected Final Mat.	5/25/2022	12/25/2016	8/25/2013	6/25/2011	12/25/2009
Class M4					
Avg. Life (yrs)	9.93	6.77	5.09	4.20	3.72
Window (mos)	56-206	37-145	37-108	38-84	38-68
Expected Final Mat.	12/25/2020	11/25/2015	10/25/2012	10/25/2010	6/25/2009
Class M5					
Avg. Life (yrs)	9.44	6.40	4.81	3.95	3.51
Window (mos)	56-176	37-121	37-90	37-70	38-56
Expected Final Mat.	6/25/2018	11/25/2013	4/25/2011	8/25/2009	6/25/2008
Class B					
Avg. Life (yrs)	8.27	5.56	4.18	3.47	3.16
Window (mos)	56-146	37-100	37-74	37-57	37-46
Expected Final Mat.	12/25/2015	2/25/2012	12/25/2009	7/25/2008	8/25/2007

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	1.31	0.84	0.60
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	9/25/2006	9/25/2005	2/25/2005
Class A2			
Avg. Life (yrs)	1.31	0.85	0.61
Window (mos)	1-36	1-23	1-16
Expected Final Mat.	10/25/2006	9/25/2005	2/25/2005
Class A3			
Avg. Life (yrs)	6.99	4.40	2.80
Window (mos)	35-251	23-169	16-121
Expected Final Mat.	9/25/2024	11/25/2017	11/25/2013
Class M1			
Avg. Life (yrs)	6.96	4.89	4.55
Window (mos)	37-199	41-132	46-94
Expected Final Mat.	5/25/2020	10/25/2014	8/25/2011
Class M2			
Avg. Life (yrs)	6.85	4.72	4.03
Window (mos)	37-179	38-118	41-84
Expected Final Mat.	9/25/2018	8/25/2013	10/25/2010
Class M3			
Avg. Life (yrs)	6.70	4.57	3.80
Window (mos)	37-152	38-99	39-70
Expected Final Mat.	6/25/2016	1/25/2012	8/25/2009
Class M4			
Avg. Life (yrs)	6.51	4.43	3.64
Window (mos)	37-139	37-90	38-64
Expected Final Mat.	5/25/2015	4/25/2011	2/25/2009
Class M5			
Avg. Life (yrs)	6.15	4.17	3.43
Window (mos)	37-116	37-75	38-53
Expected Final Mat.	6/25/2013	1/25/2010	3/25/2008
Class B			
Avg. Life (yrs)	5.35	3.65	3.13
Window (mos)	37-96	37-62	37-44
Expected Final Mat.	10/25/2011	12/25/2008	6/25/2007

A-IO Sensitivity Analysis (1)	
Price (%) (2)	Yield (%)
6.838842	3.844
6.848842	3.632
6.858842	3.421
6.868842	3.210
6.878842	3.000
6.888842	2.791
6.898842	2.582
6.908842	2.374
6.918842	2.166
Mod. Dur.	0.68(3)

(1) **Shown at the Certificate pricing assumption as defined on page one.**

(2) **These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.**

(3) **Assumes a price of 6.878842% plus accrued interest.**

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	N/A	31	8.47370	8.46255	8.47116
2	N/A	N/A	N/A	32	8.19810	8.18741	8.19566
3	N/A	N/A	N/A	33	8.50820	8.51345	8.50940
4	N/A	N/A	N/A	34	8.94989	8.53822	8.85588
5	N/A	N/A	N/A	35	8.94736	8.95755	8.94968
6	N/A	N/A	N/A	36	9.24226	9.25293	9.24469
7	N/A	N/A	N/A	37	8.94088	8.95134	8.94327
8	N/A	N/A	N/A	38	9.23557	9.24651	9.23807
9	N/A	N/A	N/A	39	8.97044	8.99834	8.97681
10	N/A	N/A	N/A	40	9.56194	9.18518	9.47588
11	N/A	N/A	N/A	41	10.58240	10.62946	10.59315
12	N/A	N/A	N/A	42	9.55433	9.59698	9.56408
13	N/A	N/A	N/A	43	9.86872	9.91293	9.87882
14	N/A	N/A	N/A	44	9.54642	9.58934	9.55623
15	N/A	N/A	N/A	45	9.87951	9.94913	9.89541
16	N/A	N/A	N/A	46	9.95263	9.69869	9.89461
17	N/A	N/A	N/A	47	9.94843	9.95606	9.95017
18	N/A	N/A	N/A	48	10.27547	10.28356	10.27732
19	N/A	N/A	N/A	49	9.89751	9.91854	9.90231
20	N/A	N/A	N/A	50	10.22285	10.24480	10.22787
21	N/A	N/A	N/A	51	9.88945	9.91009	9.89417
22	N/A	N/A	N/A	52	9.96571	9.97769	9.96845
23	N/A	N/A	N/A	53	10.64833	10.66120	10.65128
24	N/A	N/A	N/A	54	9.95683	9.96907	9.95963
25	7.72464	7.65119	7.70787	55	10.28407	10.29691	10.28701
26	7.98047	7.90466	7.96316	56	9.94782	9.96045	9.95071
27	7.75717	7.70208	7.74459	57	10.27542	10.28801	10.27830
28	8.27694	7.81909	8.17238	58	10.00229	10.00250	10.00234
29	9.16145	9.12549	9.15324	59	9.99924	9.99813	9.99898
30	8.27261	8.24022	8.26521	60	10.32782	10.32690	10.32761

(1) Based on 1 month LIBOR, 6 month LIBOR and 1 Year CMT of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

SAIL 2003-BC11 Collateral Summary –Aggregate

Total Number of Loans	12,665	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$2,023,938,088	Yes	32.5%
Average Loan Principal Balance	$159,806	No	67.5%
Fixed Rate	31.0%		
Adjustable Rate	69.0%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	76.2%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.5%	Yes	76.3%
Weighted Average Margin	5.9%	No	23.7%
Weighted Average Initial Periodic Cap	2.7%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.8%	None	23.8%
Weighted Average Floor	7.5%	0.001-1.000	5.4%
Weighted Average Original Term (mo.)	352.9	1.001-2.000	45.7%
Weighted Average Remaining Term (mo.)	350.8	2.001-3.000	25.0%
Weighted Average Loan Age (mo.)	2.1	4.001-5.000	0.1%
Weighted Average Combined LTV	80.4%		
Non-Zero Weighted Average FICO	611	**Geographic Distribution**	
Non-Zero Weighted Average DTI	39.6%	(Other states account individually for less than	
% IO Loans	0.0%	4% of the Cut-off Date principal balance)	
		CA	35.8%
Lien Position		NY	6.2%
First	97.1%	IL	6.1%
Second	2.9%	FL	5.5%
		NJ	4.1%
Product Type		MA	4.1%
2/28 ARM (LIBOR)	60.0%		
Fixed Rate	29.8%	**Occupancy Status**	
3/27 ARM (LIBOR)	8.8%	Primary Home	92.4%
Balloon	1.1%	Investment	6.8%
Other	0.2%	Second Home	0.8%

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	1,219	$44,248,948.30	2.19%
50,000.01 - 100,000.00	3,251	243,298,364.50	12.02
100,000.01 - 150,000.00	2,748	342,741,409.44	16.93
150,000.01 - 200,000.00	2,045	354,926,236.09	17.54
200,000.01 - 250,000.00	1,290	288,501,301.27	14.25
250,000.01 - 300,000.00	782	213,701,217.11	10.56
300,000.01 - 350,000.00	468	151,942,212.43	7.51
350,000.01 - 400,000.00	354	132,384,601.74	6.54
400,000.01 - 450,000.00	191	81,227,527.28	4.01
450,000.01 - 500,000.00	137	65,829,467.11	3.25
500,000.01 - 550,000.00	55	28,907,497.63	1.43
550,000.01 - 600,000.00	67	38,552,908.44	1.90
600,000.01 - 650,000.00	49	30,941,243.75	1.53
650,000.01 - 700,000.00	5	3,398,744.13	0.17
700,000.01 - 750,000.00	1	720,067.74	0.04
750,000.01 - 800,000.00	1	798,499.73	0.04
800,000.01 - 850,000.00	1	845,379.46	0.04
950,000.01 - 1,000,000.00	1	972,461.52	0.05
Total:	**12,665**	**$2,023,938,087.67**	**100.00%**

Minimum: $4,996.03
Maximum: $972,461.52
Weighted Average: $159,805.61

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 5.500	59	$13,512,863.94	0.67%
5.501 - 6.000	638	143,459,854.85	7.09
6.001 - 6.500	1,155	255,640,163.30	12.63
6.501 - 7.000	2,134	435,250,265.86	21.51
7.001 - 7.500	1,840	337,314,893.26	16.67
7.501 - 8.000	1,951	320,357,981.40	15.83
8.001 - 8.500	1,279	179,807,195.39	8.88
8.501 - 9.000	1,159	149,541,905.10	7.39
9.001 - 9.500	639	67,694,318.94	3.34
9.501 - 10.000	878	63,157,923.44	3.12
10.001 - 10.500	428	28,655,927.26	1.42
10.501 - 11.000	269	17,430,381.06	0.86
11.001 - 11.500	138	7,163,288.84	0.35
11.501 - 12.000	60	3,212,190.40	0.16
12.001 - 12.500	16	908,502.64	0.04
12.501 - 13.000	21	785,808.97	0.04
13.501 - 14.000	1	44,623.02	0.00
Total:	**12,665**	**$2,023,938,087.67**	**100.00%**

Minimum:	4.990%
Maximum:	13.990%
Weighted Average:	7.496%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	15	$839,830.72	0.04%
171 - 180	961	67,455,367.78	3.33
181 - 240	187	16,560,010.02	0.82
241 - 300	1	55,306.27	0.00
301 - 360	11,501	1,939,027,572.88	95.80
Total:	**12,665**	**$2,023,938,087.67**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 352.9

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	53	$2,528,504.05	0.12%
171 - 180	923	65,766,694.45	3.25
181 - 240	187	16,560,010.02	0.82
241 - 300	1	55,306.27	0.00
301 - 360	11,501	1,939,027,572.88	95.80
Total:	**12,665**	**$2,023,938,087.67**	**100.00%**

Minimum: 116.0
Maximum: 360.0
Weighted Average: 350.8

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	11	$645,356.94	0.03%
20.001 - 30.000	43	3,956,381.05	0.20
30.001 - 40.000	125	15,681,689.89	0.77
40.001 - 50.000	263	37,548,084.99	1.86
50.001 - 60.000	503	80,320,365.78	3.97
60.001 - 70.000	1,338	224,627,183.82	11.10
70.001 - 80.000	4,394	740,561,868.40	36.59
80.001 - 90.000	3,573	633,349,763.09	31.29
90.001 - 100.000	2,415	287,247,393.71	14.19
Total:	**12,665**	**$2,023,938,087.67**	**100.00%**

Minimum: 13.990%
Maximum: 100.000%
Weighted Average: 80.434%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	71	$6,946,227.53	0.34%
451 - 500	24	3,423,972.55	0.17
501 - 550	2,388	369,527,273.69	18.26
551 - 600	3,132	500,129,643.85	24.71
601 - 650	4,140	649,122,995.35	32.07
651 - 700	1,980	336,457,913.32	16.62
701 - 750	725	121,967,081.13	6.03
751 - 800	198	35,389,695.72	1.75
>= 801	7	973,284.53	0.05
Total:	**12,665**	**$2,023,938,087.67**	**100.00%**

Non- Zero Minimum: 500
Maximum: 814
Non-Zero WA: 611

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	5,775	$986,552,980.79	48.74%
Purchase	4,539	639,496,597.94	31.60
Rate/Term Refinance	1,778	287,723,541.98	14.22
Debt Consolidation	564	109,138,691.86	5.39
Home Improvement	9	1,026,275.10	0.05
Total:	**12,665**	**$2,023,938,087.67**	**100.00%**

Property Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	9,563	$1,491,760,483.73	73.71%
PUD	1,243	219,837,318.71	10.86
2-4 Family	907	179,279,370.48	8.86
Condo	875	125,732,419.58	6.21
Manufactured Housing	66	6,044,810.21	0.30
Townhouse	5	683,554.04	0.03
Row House	6	600,130.92	0.03
Total:	**12,665**	**$2,023,938,087.67**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	2,242	$471,900,932.11	23.32%
CA-N	1,179	252,852,632.17	12.49
NY	565	126,405,562.87	6.25
IL	818	123,096,211.37	6.08
FL	931	111,943,681.74	5.53
NJ	429	83,408,240.98	4.12
MA	392	82,770,498.84	4.09
TX	701	74,165,906.02	3.66
CO	358	57,230,437.74	2.83
AZ	364	46,484,331.47	2.30
MI	414	46,405,165.12	2.29
HI	221	45,562,464.70	2.25
MD	249	44,638,599.46	2.21
VA	228	38,788,465.68	1.92
PA	312	36,973,435.59	1.83
WA	234	35,352,490.00	1.75
GA	226	29,685,432.12	1.47
CT	188	29,536,510.31	1.46
NV	242	29,460,717.16	1.46
OH	338	28,868,383.39	1.43
OR	158	22,011,341.30	1.09
NC	175	20,548,505.94	1.02
MN	122	19,149,074.35	0.95
MO	171	16,133,618.91	0.80
WI	129	13,663,420.11	0.68
IN	140	12,829,947.41	0.63
TN	123	11,987,056.69	0.59
RI	72	11,425,660.87	0.56
UT	76	11,192,082.00	0.55
NH	54	8,858,773.09	0.44
Other	814	80,608,508.16	3.98
Total:	**12,665**	**$2,023,938,087.67**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	3,129	$482,592,863.41	23.84%
1% of Amt. Prepaid	132	17,396,382.76	0.86
1% of Orig. Bal.	20	1,847,131.40	0.09
1% of UPB	369	41,928,861.43	2.07
2 Mos. Int. on Amt. Prepaid	17	3,356,571.34	0.17
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	53	7,931,350.86	0.39
2 Mos. Int. of UPB	25	3,843,449.75	0.19
2 Mos. Int. on 80 of UPB	1	379,488.34	0.02
2% of UPB	381	51,806,263.97	2.56
3 Mos. Int. on 80 of UPB	344	69,910,386.52	3.45
3 Mos. Int. on UPB	67	13,236,639.72	0.65
3% 2% 1% of UPB	44	5,908,679.45	0.29
3% of UPB	3	181,840.83	0.01
5% 4% 3% 2% 1% of UPB	24	1,781,939.76	0.09
5% of UPB	106	15,552,177.55	0.77
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	5,502	959,155,379.05	47.39
6 Mos. Int. on 80% of UPB	1,035	156,487,577.42	7.73
6 Mos. Int. on UPB	1,411	190,566,171.96	9.42
6% of UPB	2	74,932.15	0.00
Total:	**12,665**	**$2,023,938,087.67**	**100.00%**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	8,620	$1,304,706,190.23	64.46%
Stated	3,595	642,318,745.49	31.74
Limited	262	44,822,816.51	2.21
No Documentation	175	29,455,420.60	1.46
No Ratio	13	2,634,914.84	0.13
Total:	**12,665**	**$2,023,938,087.67**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	21	$4,924,677.06	0.35%
3.001 - 3.500	68	14,669,356.83	1.05
3.501 - 4.000	274	52,857,409.92	3.78
4.001 - 4.500	385	72,787,998.52	5.21
4.501 - 5.000	679	115,420,076.95	8.26
5.001 - 5.500	997	177,615,570.13	12.71
5.501 - 6.000	1,759	328,660,239.13	23.52
6.001 - 6.500	1,823	318,078,556.18	22.77
6.501 - 7.000	854	152,641,968.79	10.93
7.001 - 7.500	647	109,915,245.41	7.87
7.501 - 8.000	216	31,859,351.19	2.28
8.001 - 8.500	71	11,774,777.45	0.84
8.501 - 9.000	28	3,571,602.42	0.26
9.001 - 9.500	16	2,214,410.63	0.16
9.501 - 10.000	2	159,083.14	0.01
Total:	**7,840**	**$1,397,150,323.75**	**100.00%**

Minimum: 2.260%
Maximum: 9.800%
Weighted Average: 5.921%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.000	33	$7,615,573.90	0.55%
1.500	2	469,611.48	0.03
2.000	2,225	429,019,440.53	30.71
3.000	5,578	959,772,052.64	68.69
5.000	1	122,849.73	0.01
6.000	1	150,795.47	0.01
Total:	**7,840**	**$1,397,150,323.75**	**100.00%**

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 2.682%

Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.000	7,769	$1,384,000,834.10	99.06%
1.500	33	8,370,756.41	0.60
2.000	3	433,323.07	0.03
3.000	35	4,345,410.17	0.31
Total:	**7,840**	**$1,397,150,323.75**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.010%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 10.500	3	$565,223.55	0.04%
10.501 - 11.000	4	1,060,702.05	0.08
11.001 - 11.500	41	9,097,083.40	0.65
11.501 - 12.000	202	46,243,842.88	3.31
12.001 - 12.500	461	108,231,837.93	7.75
12.501 - 13.000	1,046	228,260,644.38	16.34
13.001 - 13.500	1,075	214,986,527.44	15.39
13.501 - 14.000	1,388	255,914,390.76	18.32
14.001 - 14.500	1,036	173,049,041.87	12.39
14.501 - 15.000	1,048	163,081,223.82	11.67
15.001 - 15.500	622	88,128,807.78	6.31
15.501 - 16.000	473	62,640,244.36	4.48
16.001 - 16.500	195	22,164,477.23	1.59
16.501 - 17.000	141	15,056,565.26	1.08
17.001 - 17.500	55	4,894,595.13	0.35
17.501 - 18.000	32	2,426,574.93	0.17
18.001 - 18.500	9	666,853.85	0.05
18.501 - 19.000	9	681,687.13	0.05
Total:	**7,840**	**$1,397,150,323.75**	**100.00%**

Minimum:	10.255%
Maximum:	18.990%
Weighted Average:	13.841%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 5.500	124	$24,924,549.04	1.78%
5.501 - 6.000	337	77,199,235.20	5.53
6.001 - 6.500	690	158,773,145.95	11.36
6.501 - 7.000	1,361	293,201,348.24	20.99
7.001 - 7.500	1,304	254,124,603.49	18.19
7.501 - 8.000	1,370	237,385,455.82	16.99
8.001 - 8.500	916	137,760,486.98	9.86
8.501 - 9.000	818	112,710,072.42	8.07
9.001 - 9.500	409	50,459,523.42	3.61
9.501 - 10.000	277	30,058,019.86	2.15
10.001 - 10.500	115	10,931,514.46	0.78
10.501 - 11.000	74	6,551,603.66	0.47
11.001 - 11.500	27	1,920,644.41	0.14
11.501 - 12.000	16	1,014,192.73	0.07
12.001 - 12.500	1	90,948.81	0.01
12.501 - 13.000	1	44,979.26	0.00
Total:	**7,840**	**$1,397,150,323.75**	**100.00%**

Minimum:	2.750%
Maximum:	12.990%
Weighted Average:	7.456%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2004-08	1	$57,757.00	0.00%
2004-12	2	309,918.23	0.02
2005-01	8	1,960,854.01	0.14
2005-02	7	1,694,148.73	0.12
2005-03	19	2,674,985.05	0.19
2005-04	38	6,520,903.67	0.47
2005-05	75	12,533,252.03	0.90
2005-06	262	43,630,936.22	3.12
2005-07	1,433	258,386,681.59	18.49
2005-08	4,061	721,023,970.00	51.61
2005-09	723	132,528,622.91	9.49
2005-10	201	34,067,406.42	2.44
2006-04	1	233,837.56	0.02
2006-05	2	443,340.74	0.03
2006-06	14	2,157,530.00	0.15
2006-07	171	30,348,883.78	2.17
2006-08	747	137,524,920.64	9.84
2006-09	43	6,050,641.15	0.43
2006-10	5	1,506,000.00	0.11
2008-07	1	122,849.73	0.01
2008-09	3	698,979.64	0.05
2018-06	1	86,940.69	0.01
2018-07	2	211,313.33	0.02
2018-08	20	2,375,650.63	0.17
Total:	**7,840**	**$1,397,150,323.75**	**100.00%**

SAIL 2003-BC11 Collateral Summary -Group 1

Total Number of Loans	11,187	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,561,706,507	Yes	33.2%
Average Loan Principal Balance	$139,600	No	66.8%
Fixed Rate	31.6%		
Adjustable Rate	68.4%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	77.2%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.6%	Yes	81.0%
Weighted Average Margin	6.0%	No	19.0%
Weighted Average Initial Periodic Cap	2.7%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.9%	None	22.8%
Weighted Average Floor	7.5%	0.001-1.000	5.0%
Weighted Average Original Term (mo.)	352.8	1.001-2.000	46.0%
Weighted Average Remaining Term (mo.)	350.6	2.001-3.000	26.0%
Weighted Average Loan Age (mo.)	2.2	4.001-5.000	0.1%
Weighted Average Combined LTV	80.1%		
Non-Zero Weighted Average FICO	608	**Geographic Distribution**	
Non-Zero Weighted Average DTI	39.3%	(Other states account individually for less than	
% IO Loans	0.0%	4% of the Cut-off Date principal balance)	
		CA	31.1%
Lien Position		IL	6.6%
First	97.5%	NY	6.4%
Second	2.5%	FL	6.3%
		NJ	4.3%
Product Type		MA	4.2%
2/28 ARM (LIBOR)	59.0%	TX	4.0%
Fixed Rate	30.7%		
3/27 ARM (LIBOR)	9.1%	**Occupancy Status**	
Balloon	0.9%	Primary Home	91.3%
Other	0.3%	Investment	7.9%
		Second Home	0.8%

Collateral Characteristics -Group 1

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	1,201	$43,539,972.53	2.79%
50,000.01 - 100,000.00	2,957	221,024,728.87	14.15
100,000.01 - 150,000.00	2,591	323,827,539.84	20.74
150,000.01 - 200,000.00	2,017	350,273,228.36	22.43
200,000.01 - 250,000.00	1,277	285,674,363.81	18.29
250,000.01 - 300,000.00	773	211,204,579.18	13.52
300,000.01 - 350,000.00	262	82,626,076.09	5.29
350,000.01 - 400,000.00	71	26,323,272.83	1.69
400,000.01 - 450,000.00	22	9,342,064.82	0.60
450,000.01 - 500,000.00	14	6,689,840.24	0.43
550,000.01 - 600,000.00	2	1,180,840.19	0.08
Total:	**11,187**	**$1,561,706,506.76**	**100.00%**

Minimum: $4,996.03
Maximum: $595,840.19
Weighted Average: $139,600.12

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	43	$7,507,093.03	0.48%
5.501 - 6.000	533	101,039,812.49	6.47
6.001 - 6.500	961	172,355,122.70	11.04
6.501 - 7.000	1,838	318,754,499.46	20.41
7.001 - 7.500	1,628	259,455,809.28	16.61
7.501 - 8.000	1,772	262,311,357.11	16.80
8.001 - 8.500	1,190	155,958,910.52	9.99
8.501 - 9.000	1,067	127,934,039.05	8.19
9.001 - 9.500	582	57,855,611.21	3.70
9.501 - 10.000	765	51,791,421.87	3.32
10.001 - 10.500	365	22,779,172.19	1.46
10.501 - 11.000	236	14,048,135.51	0.90
11.001 - 11.500	122	5,976,316.80	0.38
11.501 - 12.000	54	2,726,327.63	0.17
12.001 - 12.500	10	447,183.84	0.03
12.501 - 13.000	20	721,071.05	0.05
13.501 - 14.000	1	44,623.02	0.00
Total:	**11,187**	**$1,561,706,506.76**	**100.00%**

Minimum:	4.990%
Maximum:	13.990%
Weighted Average:	7.575%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	14	$757,758.96	0.05%
171 - 180	814	52,349,166.99	3.35
181 - 240	173	14,137,407.10	0.91
241 - 300	1	55,306.27	0.00
301 - 360	10,185	1,494,406,867.44	95.69
Total:	**11,187**	**$1,561,706,506.76**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 352.8

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	46	$2,128,873.69	0.14%
171 - 180	782	50,978,052.26	3.26
181 - 240	173	14,137,407.10	0.91
241 - 300	1	55,306.27	0.00
301 - 360	10,185	1,494,406,867.44	95.69
Total:	**11,187**	**$1,561,706,506.76**	**100.00%**

Minimum: 116.0
Maximum: 360.0
Weighted Average: 350.6

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	11	$645,356.94	0.04%
20.001 - 30.000	42	3,578,998.55	0.23
30.001 - 40.000	115	11,657,671.97	0.75
40.001 - 50.000	246	31,147,168.86	1.99
50.001 - 60.000	461	65,596,955.25	4.20
60.001 - 70.000	1,203	178,008,110.86	11.40
70.001 - 80.000	3,976	591,674,150.90	37.89
80.001 - 90.000	3,090	463,380,999.56	29.67
90.001 - 100.000	2,043	216,017,093.87	13.83
Total:	**11,187**	**$1,561,706,506.76**	**100.00%**

Minimum:	13.990%
Maximum:	100.000%
Weighted Average:	80.088%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	59	$5,763,399.84	0.37%
451 - 500	24	3,423,972.55	0.22
501 - 550	2,228	314,595,609.09	20.14
551 - 600	2,826	397,951,471.75	25.48
601 - 650	3,575	476,913,256.75	30.54
651 - 700	1,687	244,918,766.56	15.68
701 - 750	620	93,304,470.85	5.97
751 - 800	161	23,862,274.84	1.53
801 >=	7	973,284.53	0.06
Total:	**11,187**	**$1,561,706,506.76**	**100.00%**

Non- Zero Minimum:	500
Maximum:	814
Non-Zero WA:	608

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	5,191	$789,517,629.98	50.55%
Purchase	3,989	485,710,241.05	31.10
Rate/Term Refinance	1,541	219,570,248.53	14.06
Debt Consolidation	457	65,882,112.10	4.22
Home Improvement	9	1,026,275.10	0.07
Total:	**11,187**	**$1,561,706,506.76**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	8,454	$1,142,761,972.99	73.17%
2-4 Family	868	161,842,632.88	10.36
PUD	1,044	152,060,355.74	9.74
Condo	810	103,757,860.19	6.64
Townhouse	5	683,554.04	0.04
Row House	6	600,130.92	0.04
Total:	**11,187**	**$1,561,706,506.76**	**100.00%**

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	1,857	$338,058,915.40	21.65%
CA-N	863	147,936,654.05	9.47
IL	766	103,624,211.51	6.64
NY	498	99,460,036.45	6.37
FL	884	97,734,999.32	6.26
NJ	391	67,285,122.30	4.31
MA	350	66,111,595.70	4.23
TX	669	62,896,962.82	4.03
CO	326	46,778,958.38	3.00
HI	215	44,032,756.85	2.82
MI	394	39,918,724.94	2.56
AZ	338	37,867,275.83	2.42
MD	222	34,295,441.78	2.20
WA	217	31,118,544.13	1.99
PA	296	30,793,895.33	1.97
VA	204	29,555,007.74	1.89
OH	332	27,436,088.72	1.76
CT	177	25,385,654.95	1.63
NV	226	25,090,090.21	1.61
OR	147	18,028,628.60	1.15
NC	163	17,449,990.44	1.12
MN	118	17,430,950.86	1.12
MO	171	16,133,618.91	1.03
WI	127	13,120,665.57	0.84
TN	118	11,062,271.16	0.71
IN	136	11,046,733.30	0.71
RI	71	10,946,531.08	0.70
UT	72	9,044,337.80	0.58
NH	53	8,298,608.37	0.53
OK	99	6,942,255.41	0.44
Other	687	66,820,978.85	4.28
Total:	**11,187**	**$1,561,706,506.76**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	2,634	$355,744,903.33	22.78%
1% of Amt. Prepaid	123	13,671,762.63	0.88
1% of Orig. Bal.	20	1,847,131.40	0.12
1% of UPB	351	36,402,690.12	2.33
2 Mos. Int. on Amt. Prepaid	14	2,099,067.67	0.13
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	50	6,366,746.11	0.41
2 Mos. Int. of UPB	24	3,506,538.26	0.22
2% of UPB	364	45,237,948.65	2.90
3 Mos. Int. on 80	315	58,298,995.12	3.73
3 Mos. Int. on UPB	59	10,357,467.59	0.66
3% 2% 1% of UPB	39	4,276,218.00	0.27
3% of UPB	3	181,840.83	0.01
5% 4% 3% 2% 1% of UPB	24	1,781,939.76	0.11
5% of UPB	99	13,715,592.06	0.88
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	4,876	734,124,133.15	47.01
6 Mos. Int. on 80% of UPB	965	130,250,524.75	8.34
6 Mos. Int. on UPB	1,226	143,807,411.20	9.21
6% of UPB	1	35,596.13	0.00
Total:	**11,187**	**$1,561,706,506.76**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	7,693	$1,023,862,940.72	65.56%
Stated	3,104	477,883,023.33	30.60
Limited	232	36,644,702.39	2.35
No Documentation	146	20,740,594.85	1.33
No Ratio	12	2,575,245.47	0.16
Total:	**11,187**	**$1,561,706,506.76**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	18	$3,615,062.25	0.34%
3.001 - 3.500	54	9,109,317.83	0.85
3.501 - 4.000	226	37,157,929.42	3.48
4.001 - 4.500	331	55,623,022.17	5.21
4.501 - 5.000	607	93,853,515.30	8.79
5.001 - 5.500	876	137,494,114.41	12.88
5.501 - 6.000	1,526	236,863,447.41	22.19
6.001 - 6.500	1,608	231,794,965.39	21.71
6.501 - 7.000	777	124,265,320.97	11.64
7.001 - 7.500	600	93,422,558.03	8.75
7.501 - 8.000	209	30,227,739.80	2.83
8.001 - 8.500	64	9,141,366.55	0.86
8.501 - 9.000	28	3,571,602.42	0.33
9.001 - 9.500	12	1,229,411.81	0.12
9.501 - 10.000	2	159,083.14	0.01
Total:	**6,938**	**$1,067,528,456.90**	**100.00%**

Minimum: 2.350%
Maximum: 9.800%
Weighted Average: 5.952%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	26	$5,237,436.10	0.49%
1.500	2	469,611.48	0.04
2.000	2,018	345,165,870.61	32.33
3.000	4,890	716,381,893.51	67.11
5.000	1	122,849.73	0.01
6.000	1	150,795.47	0.01
Total:	**6,938**	**$1,067,528,456.90**	**100.00%**

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 2.667%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	6,879	$1,058,064,197.23	99.11%
1.500	24	5,415,103.11	0.51
2.000	3	433,323.07	0.04
3.000	32	3,615,833.49	0.34
Total:	**6,938**	**$1,067,528,456.90**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.010%

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 10.500	3	$565,223.55	0.05%
10.501 - 11.000	4	1,060,702.05	0.10
11.001 - 11.500	32	5,304,983.13	0.50
11.501 - 12.000	171	33,614,470.55	3.15
12.001 - 12.500	370	67,924,413.19	6.36
12.501 - 13.000	875	157,471,893.22	14.75
13.001 - 13.500	925	156,046,688.63	14.62
13.501 - 14.000	1,228	198,357,911.26	18.58
14.001 - 14.500	936	139,729,843.82	13.09
14.501 - 15.000	965	136,591,145.50	12.80
15.001 - 15.500	569	73,609,945.76	6.90
15.501 - 16.000	438	54,295,135.93	5.09
16.001 - 16.500	185	20,719,368.04	1.94
16.501 - 17.000	138	14,251,530.23	1.34
17.001 - 17.500	52	4,672,227.03	0.44
17.501 - 18.000	30	2,055,382.84	0.19
18.001 - 18.500	8	575,905.04	0.05
18.501 - 19.000	9	681,687.13	0.06
Total:	**6,938**	**$1,067,528,456.90**	**100.00%**

Minimum: 10.255%
Maximum: 18.990%
Weighted Average: 13.946%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	107	$17,629,227.58	1.65%
5.501 - 6.000	281	54,997,536.04	5.15
6.001 - 6.500	564	104,024,517.19	9.74
6.501 - 7.000	1,147	207,138,865.51	19.40
7.001 - 7.500	1,133	189,677,230.52	17.77
7.501 - 8.000	1,233	190,020,995.87	17.80
8.001 - 8.500	846	117,185,312.73	10.98
8.501 - 9.000	764	97,958,191.62	9.18
9.001 - 9.500	377	42,378,708.35	3.97
9.501 - 10.000	264	27,683,322.39	2.59
10.001 - 10.500	109	9,888,351.07	0.93
10.501 - 11.000	71	6,085,982.27	0.57
11.001 - 11.500	25	1,801,043.77	0.17
11.501 - 12.000	16	1,014,192.73	0.10
12.501 - 13.000	1	44,979.26	0.00
Total:	**6,938**	**$1,067,528,456.90**	**100.00%**

Minimum:	2.750%
Maximum:	12.990%
Weighted Average:	7.549%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2004-08	1	$57,757.00	0.01%
2004-12	2	309,918.23	0.03
2005-01	7	1,602,839.57	0.15
2005-02	6	1,228,065.89	0.12
2005-03	19	2,674,985.05	0.25
2005-04	33	5,166,649.23	0.48
2005-05	68	9,706,465.74	0.91
2005-06	220	31,954,775.52	2.99
2005-07	1,242	194,102,049.97	18.18
2005-08	3,623	559,867,290.60	52.45
2005-09	628	89,950,794.37	8.43
2005-10	183	26,124,019.42	2.45
2006-04	1	233,837.56	0.02
2006-05	2	443,340.74	0.04
2006-06	13	2,086,241.92	0.20
2006-07	156	25,712,942.59	2.41
2006-08	666	107,041,568.73	10.03
2006-09	40	5,347,182.56	0.50
2006-10	3	554,000.00	0.05
2008-07	1	122,849.73	0.01
2008-09	3	698,979.64	0.07
2018-06	1	86,940.69	0.01
2018-07	1	151,442.49	0.01
2018-08	19	2,303,519.66	0.22
Total:	**6,938**	**$1,067,528,456.90**	**100.00%**

SAIL 2003-BC11 Collateral Summary -Group 2

Total Number of Loans	1,478	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$462,231,581	Yes	30.2%
Average Loan Principal Balance	$312,741	No	69.8%
Fixed Rate	28.7%		
Adjustable Rate	71.3%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	72.6%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.2%	Yes	62.8%
Weighted Average Margin	5.8%	No	37.2%
Weighted Average Initial Periodic Cap	2.7%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.5%	None	27.4%
Weighted Average Floor	7.2%	0.001-1.000	6.7%
Weighted Average Original Term (mo.)	353.4	1.001-2.000	44.6%
Weighted Average Remaining Term (mo.)	351.4	2.001-3.000	21.3%
Weighted Average Loan Age (mo.)	2.1		
Weighted Average Combined LTV	81.6%		
Non-Zero Weighted Average FICO	622	**Geographic Distribution**	
Non-Zero Weighted Average DTI	40.5%	(Other states account individually for less than	
% IO Loans	0.0%	*4% of the Cut-off Date principal balance)*	
		CA	51.7%
Lien Position		GA	6.4%
First	95.8%	NY	5.8%
Second	4.2%	IL	4.2%
Product Type			
2/28 ARM (LIBOR)	63.3%		
Fixed Rate	27.0%	**Occupancy Status**	
3/27 ARM (LIBOR)	8.0%	Primary Home	95.8%
Balloon	1.7%	Investment	3.4%
Other	0.0%	Second Home	0.8%

Collateral Characteristics -Group 2

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	18	$708,975.77	0.15%
50,000.01 - 100,000.00	294	22,273,635.63	4.82
100,000.01 - 150,000.00	157	18,913,869.60	4.09
150,000.01 - 200,000.00	28	4,653,007.73	1.01
200,000.01 - 250,000.00	13	2,826,937.46	0.61
250,000.01 - 300,000.00	9	2,496,637.93	0.54
300,000.01 - 350,000.00	206	69,316,136.34	15.00
350,000.01 - 400,000.00	283	106,061,328.91	22.95
400,000.01 - 450,000.00	169	71,885,462.46	15.55
450,000.01 - 500,000.00	123	59,139,626.87	12.79
500,000.01 - 550,000.00	55	28,907,497.63	6.25
550,000.01 - 600,000.00	65	37,372,068.25	8.09
600,000.01 - 650,000.00	49	30,941,243.75	6.69
650,000.01 - 700,000.00	5	3,398,744.13	0.74
700,000.01 - 750,000.00	1	720,067.74	0.16
750,000.01 - 800,000.00	1	798,499.73	0.17
800,000.01 - 850,000.00	1	845,379.46	0.18
950,000.01 - 1,000,000.00	1	972,461.52	0.21
Total:	**1,478**	**$462,231,580.91**	**100.00%**

Minimum:	$24,865.14
Maximum:	$972,461.52
Weighted Average:	$312,741.26

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	16	$6,005,770.91	1.30%
5.501 - 6.000	105	42,420,042.36	9.18
6.001 - 6.500	194	83,285,040.60	18.02
6.501 - 7.000	296	116,495,766.40	25.20
7.001 - 7.500	212	77,859,083.98	16.84
7.501 - 8.000	179	58,046,624.29	12.56
8.001 - 8.500	89	23,848,284.87	5.16
8.501 - 9.000	92	21,607,866.05	4.67
9.001 - 9.500	57	9,838,707.73	2.13
9.501 - 10.000	113	11,366,501.57	2.46
10.001 - 10.500	63	5,876,755.07	1.27
10.501 - 11.000	33	3,382,245.55	0.73
11.001 - 11.500	16	1,186,972.04	0.26
11.501 - 12.000	6	485,862.77	0.11
12.001 - 12.500	6	461,318.80	0.10
12.501 - 13.000	1	64,737.92	0.01
Total:	**1,478**	**$462,231,580.91**	**100.00%**

Minimum: 4.990%
Maximum: 12.990%
Weighted Average: 7.233%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	1	$82,071.76	0.02%
171 - 180	147	15,106,200.79	3.27
181 - 240	14	2,422,602.92	0.52
301 - 360	1,316	444,620,705.44	96.19
Total:	**1,478**	**$462,231,580.91**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 353.4

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	7	$399,630.36	0.09%
171 - 180	141	14,788,642.19	3.20
181 - 240	14	2,422,602.92	0.52
301 - 360	1,316	444,620,705.44	96.19
Total:	**1,478**	**$462,231,580.91**	**100.00%**

Minimum: 118.0
Maximum: 360.0
Weighted Average: 351.4

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
20.001 - 30.000	1	$377,382.50	0.08%
30.001 - 40.000	10	4,024,017.92	0.87
40.001 - 50.000	17	6,400,916.13	1.38
50.001 - 60.000	42	14,723,410.53	3.19
60.001 - 70.000	135	46,619,072.96	10.09
70.001 - 80.000	418	148,887,717.50	32.21
80.001 - 90.000	483	169,968,763.53	36.77
90.001 - 100.000	372	71,230,299.84	15.41
Total:	**1,478**	**$462,231,580.91**	**100.00%**

Minimum: 21.000%
Maximum: 100.000%
Weighted Average: 81.602%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	12	$1,182,827.69	0.26%
501 - 550	160	54,931,664.60	11.88
551 - 600	306	102,178,172.10	22.11
601 - 650	565	172,209,738.60	37.26
651 - 700	293	91,539,146.76	19.80
701 - 750	105	28,662,610.28	6.20
751 - 800	37	11,527,420.88	2.49
Total:	**1,478**	**$462,231,580.91**	**100.00%**

Non- Zero Minimum: 501
Maximum: 796
Non-Zero WA: 622

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	584	$197,035,350.81	42.63%
Purchase	550	153,786,356.89	33.27
Rate/Term Refinance	237	68,153,293.45	14.74
Debt Consolidation	107	43,256,579.76	9.36
Total:	**1,478**	**$462,231,580.91**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	1,109	$348,998,510.74	75.50%
PUD	199	67,776,962.97	14.66
Condo	65	21,974,559.39	4.75
2-4 Family	39	17,436,737.60	3.77
Manufactured Housing	66	6,044,810.21	1.31
Total:	**1,478**	**$462,231,580.91**	**100.00%**

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	385	$133,842,016.71	28.96%
CA-N	316	104,915,978.12	22.70
GA	226	29,685,432.12	6.42
NY	67	26,945,526.42	5.83
IL	52	19,471,999.86	4.21
MA	42	16,658,903.14	3.60
NJ	38	16,123,118.68	3.49
FL	47	14,208,682.42	3.07
TX	32	11,268,943.20	2.44
CO	32	10,451,479.36	2.26
MD	27	10,343,157.68	2.24
VA	24	9,233,457.94	2.00
AZ	26	8,617,055.64	1.86
MI	20	6,486,440.18	1.40
PA	16	6,179,540.26	1.34
NV	16	4,370,626.95	0.95
WA	17	4,233,945.87	0.92
CT	11	4,150,855.36	0.90
OR	11	3,982,712.70	0.86
NC	12	3,098,515.50	0.67
DC	6	2,822,108.42	0.61
UT	4	2,147,744.20	0.46
IN	4	1,783,214.11	0.39
MN	4	1,718,123.49	0.37
HI	6	1,529,707.85	0.33
OH	6	1,432,294.67	0.31
NM	3	1,123,104.10	0.24
SC	7	1,102,980.19	0.24
TN	5	924,785.53	0.20
AL	2	668,094.49	0.14
Other	14	2,711,035.75	0.59
Total:	**1,478**	**$462,231,580.91**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	495	$126,847,960.08	27.44%
1% of Amt. Prepaid	9	3,724,620.13	0.81
1% of UPB	18	5,526,171.31	1.20
2 Mos. Int. on Amt. Prepaid	3	1,257,503.67	0.27
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	3	1,564,604.75	0.34
2 Mos. Int. of UPB	1	336,911.49	0.07
2 Mos. Int. on 80% of UPB	1	379,488.34	0.08
2% of UPB	17	6,568,315.32	1.42
3 Mos. Int. on 80% of UPB	29	11,611,391.40	2.51
3 Mos. Int. on UPB	8	2,879,172.13	0.62
3% 2% 1% of UPB	5	1,632,461.45	0.35
5% of UPB	7	1,836,585.49	0.40
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	626	225,031,245.90	48.68
6 Mos. Int. on 80% of UPB	70	26,237,052.67	5.68
6 Mos. Int. on UPB	185	46,758,760.76	10.12
6% of UPB	1	39,336.02	0.01
Total:	**1,478**	**$462,231,580.91**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	927	$280,843,249.51	60.76%
Stated	491	164,435,722.16	35.57
No Documentation	29	8,714,825.75	1.89
Limited	30	8,178,114.12	1.77
No Ratio	1	59,669.37	0.01
Total:	**1,478**	**$462,231,580.91**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	3	$1,309,614.81	0.40%
3.001 - 3.500	14	5,560,039.00	1.69
3.501 - 4.000	48	15,699,480.50	4.76
4.001 - 4.500	54	17,164,976.35	5.21
4.501 - 5.000	72	21,566,561.65	6.54
5.001 - 5.500	121	40,121,455.72	12.17
5.501 - 6.000	233	91,796,791.72	27.85
6.001 - 6.500	215	86,283,590.79	26.18
6.501 - 7.000	77	28,376,647.82	8.61
7.001 - 7.500	47	16,492,687.38	5.00
7.501 - 8.000	7	1,631,611.39	0.49
8.001 - 8.500	7	2,633,410.90	0.80
9.001 - 9.500	4	984,998.82	0.30
Total:	**902**	**$329,621,866.85**	**100.00%**

Minimum: 2.260%
Maximum: 9.500%
Weighted Average: 5.823%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	7	$2,378,137.80	0.72%
2.000	207	83,853,569.92	25.44
3.000	688	243,390,159.13	73.84
Total:	**902**	**$329,621,866.85**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 2.731%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	890	$325,936,636.87	98.88%
1.500	9	2,955,653.30	0.90
3.000	3	729,576.68	0.22
Total:	**902**	**$329,621,866.85**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.009%

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
11.001 - 11.500	9	$3,792,100.27	1.15%
11.501 - 12.000	31	12,629,372.33	3.83
12.001 - 12.500	91	40,307,424.74	12.23
12.501 - 13.000	171	70,788,751.16	21.48
13.001 - 13.500	150	58,939,838.81	17.88
13.501 - 14.000	160	57,556,479.50	17.46
14.001 - 14.500	100	33,319,198.05	10.11
14.501 - 15.000	83	26,490,078.32	8.04
15.001 - 15.500	53	14,518,862.02	4.40
15.501 - 16.000	35	8,345,108.43	2.53
16.001 - 16.500	10	1,445,109.19	0.44
16.501 - 17.000	3	805,035.03	0.24
17.001 - 17.500	3	222,368.10	0.07
17.501 - 18.000	2	371,192.09	0.11
18.001 - 18.500	1	90,948.81	0.03
Total:	**902**	**$329,621,866.85**	**100.00%**

Minimum: 11.150%
Maximum: 18.100%
Weighted Average: 13.501%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	17	$7,295,321.46	2.21%
5.501 - 6.000	56	22,201,699.16	6.74
6.001 - 6.500	126	54,748,628.76	16.61
6.501 - 7.000	214	86,062,482.73	26.11
7.001 - 7.500	171	64,447,372.97	19.55
7.501 - 8.000	137	47,364,459.95	14.37
8.001 - 8.500	70	20,575,174.25	6.24
8.501 - 9.000	54	14,751,880.80	4.48
9.001 - 9.500	32	8,080,815.07	2.45
9.501 - 10.000	13	2,374,697.47	0.72
10.001 - 10.500	6	1,043,163.39	0.32
10.501 - 11.000	3	465,621.39	0.14
11.001 - 11.500	2	119,600.64	0.04
12.001 - 12.500	1	90,948.81	0.03
Total:	**902**	**$329,621,866.85**	**100.00%**

Minimum: 4.000%
Maximum: 12.100%
Weighted Average: 7.154%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2005-01	1	$358,014.44	0.11%
2005-02	1	466,082.84	0.14
2005-04	5	1,354,254.44	0.41
2005-05	7	2,826,786.29	0.86
2005-06	42	11,676,160.70	3.54
2005-07	191	64,284,631.62	19.50
2005-08	438	161,156,679.40	48.89
2005-09	95	42,577,828.54	12.92
2005-10	18	7,943,387.00	2.41
2006-06	1	71,288.08	0.02
2006-07	15	4,635,941.19	1.41
2006-08	81	30,483,351.91	9.25
2006-09	3	703,458.59	0.21
2006-10	2	952,000.00	0.29
2018-07	1	59,870.84	0.02
2018-08	1	72,130.97	0.02
Total:	**902**	**$329,621,866.85**	**100.00%**

$2,044,158,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2003-BC11
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch)(4)
A1(5)	790,604,000	1M Libor	1.00	1-27	14.85%	TBD	10/25/2033	AAA/AAA
A2(6)	235,475,000	1M Libor	1.00	1-27	14.85%	TBD	11/25/2010	AAA/AAA
A3 (5)(6)(7)	729,854,000	(7)	4.79	27-91	14.85%	(7)	10/25/2033	AAA/AAA
A-IO (8)	Notional	6.00%	N/A	N/A	N/A	N/A	4/25/2005	AAA/AAA
M1	109,362,000	1M Libor	5.03	39-91	9.50%	TBD	10/25/2033	AA/AA
M2	86,877,000	1M Libor	5.00	38-91	5.25%	TBD	10/25/2033	A/A
M3	25,552,000	1M Libor	4.98	37-91	4.00%	TBD	10/25/2033	A-/A-
M4	30,662,000	1M Libor	4.97	37-91	2.50%	TBD	10/25/2033	BBB+/BBB+
M5	17,375,000	1M Libor	4.81	37-90	1.65%	TBD	10/25/2033	BBB/BBB
B	18,397,000	1M Libor	4.18	37-74	0.75%	TBD	10/25/2033	BBB-/BBB-

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch) (4)
A1(5)	790,604,000	1M Libor	1.00	1-27	14.85%	TBD	10/25/2033	AAA/AAA
A2(6)	235,475,000	1M Libor	1.00	1-27	14.85%	TBD	11/25/2010	AAA/AAA
A3 (5)(6)(7)	729,854,000	(7)	5.34	27-201	14.85%	(7)	10/25/2033	AAA/AAA
A-IO (8)	Notional	6.00%	N/A	N/A	N/A	N/A	4/25/2005	AAA/AAA
M1	109,362,000	1M Libor	5.51	39-157	9.50%	TBD	10/25/2033	AA/AA
M2	86,877,000	1M Libor	5.39	38-140	5.25%	TBD	10/25/2033	A/A
M3	25,552,000	1M Libor	5.25	37-118	4.00%	TBD	10/25/2033	A-/A-
M4	30,662,000	1M Libor	5.09	37-108	2.50%	TBD	10/25/2033	BBB+/BBB+
M5	17,375,000	1M Libor	4.81	37-90	1.65%	TBD	10/25/2033	BBB/BBB
B	18,397,000	1M Libor	4.18	37-74	0.75%	TBD	10/25/2033	BBB-/BBB-

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Certificates sold at a discount will be priced at 30% CPR. All tables reflect an assumed cutoff date of 9/1/2003, assumed closing date of 9/30/03 and assumed first payment date of 10/25/03.

(3) Initial Credit Enhancement includes overcollateralization has built to the target of 0.75%. There will be no upfront overcollateralization..

(4) All Classes of Certificates will be rated by S&P and Fitch.

(5) Class A1 and Component A3(1) are the Senior Certificates of Group 1.

(6) Class A2 and Component A3(2) are the Senior Certificates of Group 2.

(7) Class A3 is a Component Certificate, made up of one component from each Collateral Group. It will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(8) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 distribution dates

Principal Payment Priority

Prior to the Stepdown Date, or whenever a Trigger Event is in effect, all principal from Group 1 will be paid to the Class A1 and the Component A3(1) Certificates, sequentially and in that order, and all Group 2 Principal will be paid to the Class A2 and the Component A3(2) Certificates, sequentially and in that order, until the Targeted Overcollateralization Amount has been reached. If the Senior Certificates of one Group have been reduced to zero, principal from the unrelated Group will be paid to the Senior Certificates which remain outstanding, to be distributed as described above, after taking into account distributions from the related Group. Once the Senior Certificates have been retired principal will be allocated sequentially to the Class M1, M2, M3, M4, M5 and B Certificates until the Targeted Overcollateralization Amount has been reached.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the Targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, all principal from Group 1 will be paid to the Class A1 and the Component A3(1) Certificates, sequentially and in that order, and all Group 2 Principal will be paid to the Class A2 and the Component A3(2) Certificates, sequentially and in that order, until the Targeted Senior Enhancement Percentage has been reached. If the Senior Certificates of one Group have been reduced to zero, principal from the unrelated Group will be paid the Senior Certificates which remain outstanding, to be distributed as described above, after taking into account distributions from the related Group, until the Targeted Senior Enhancement Percentage has been reached. Once the Targeted Senior Enhancement Percentage has been reached, all principal will then be allocated sequentially to the Class M1, M2, M3, M4, M5 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for the Class A1, A2, M1, M2, M3, M4, M5 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rate for the Class A3 Certificates for the first 24 Distribution Dates will each be equal to the lesser of a stated fixed interest rate and their related Net Funds Cap. Beginning on October 25, 2005, the Class A3 Certificates will accrue interest at a rate equal to the lesser of (i) 1 Month LIBOR plus a margin and (ii) their Net Funds Cap and beginning on the distribution date in November 2005 will receive interest based on this new floating rate. Interest for the Class A3 Certificates will be calculated on a 30/360 basis.

The "Accrual Period" for any Class of LIBOR Certificates, the Class A3 Certificates and the Class A-IO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on October 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: Servicing Fee, Trustee Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class A1, Component A3(1) and Component A-IO(1) from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class A2, Component A3(2) and Component A-IO(2) from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5 and B, sequentially;

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target

Interest Payment Priority (continued)

(8) To pay concurrently in proportion of their respective Basis Risk Shortfall and Unpaid Basis risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class A1, Class A2 and Class A3 Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(9) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(10) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate. (1)

(1) Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

Class A-IO Notional Amounts

The A-IO Notional Amount will be the lesser of the beginning period Collateral balance and the following schedule:

Distribution Dates	Class A-IO(1) Notional Amount ($)	Class A-IO(2) Notional Amount ($)	Class A-IO Total Notional Amount ($)
1-6	378,530,077	112,067,923	490,598,000
7-12	283,897,172	84,050,828	367,948,000
13-18	236,581,491	70,042,509	306,624,000

On and after the 19th Distribution Date, the Class A-IO Notional Amount will be zero.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of [ ]%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	
3	
4	
5	
6	
7	
8	
9	
10	
11	
12	

Month	Approximate Notional Balance ($)
13	
14	
15	
16	
17	
18	
19	
20	
21	
22	
23	
24	

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Component A3(1) Certificates clause (b) above will be equal to 1.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Component A3(2) Certificates clause (b) above will be equal to 1.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap and the Group 2 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any Group have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Mortgage Insurance Fee Rate, in the case of an Insured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by Option One (26.78%), BNC (26.25%), Finance America (23.88%), People's Choice (9.39%), Provident (6.42%) and Fieldstone (4.24%) and as of the closing date will be serviced by Chase (29.81%), Option One (26.75%), Ocwen (24.59%), Wells Fargo (11.26%), Provident (6.42%), Aurora (0.95%) and Wilshire (0.22%).

Pre-funding

Approximately 8.49 % of the mortgage loans will be pre-funded. These loans have already been identified and are scheduled to be purchased into the Trust by the [third] Distribution Date. All collateral information herein includes the pre-funding population.

Mortgage Insurance

Approximately 76.38% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), Radian Guaranty Corp. or certain other providers. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its related Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B and the Class M Certificates in inverse order of rank (together with the Class B, Certificates the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A1, A2 or A3 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margin on Class A1 and A2 will double, the margin on Class A3 will increase by 0.25% and the margins on the Class M1, M2, M3, M4, M5 and B will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

Classes A1, A2, A3 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes A1, A2, A3 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes A1, A2 and A3) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to approximately 0.75% of the cutoff date collateral balance. On or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, the OC Target is equal to the greater of (1) 0.50% of the Cut-Off Date Balance and (2) the lesser of (i) 0.75% of the Cut-Off Date Balance and (ii) 1.50% of the current Collateral Balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [ ]% of the Senior Enhancement Percentage for that Distribution Date, or if Cumulative Realized Losses exceed certain levels set by the rating agencies.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

A1 AAA/AAA Libor Floater (Group 1)	A2 AAA/AAA Libor Floater (Group 2)	A-IO AAA/AAA 6.00% Interest Rate
A3 AAA/AAA Fixed-Floating (Component Certificate)		
M1 AA/AA Libor Floater		
M2 A/A Libor Floater		
M3 A-/A- Libor Floater		
M4 BBB+/BBB+ Libor Floater		
M5 BBB/BBB Libor Floater		
B BBB-/BBB- Libor Floater		

Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes A1, A2 and A3

Classes M1, M2, M3, M4, M5 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2003-BC11
Depositor:	Structured Asset Securities Corporation
Securities Administrator:	Wells Fargo Bank Minnesota, N.A.
Trustee:	LaSalle Bank, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: November 25, 2003
Cut-Off Date:	October 1, 2003
Statistical Calculation Date:	With respect to 67.13% of the loans, between 8/22/03 and 8/29/03; with respect to 16.58% of the loans, between 7/21/03 and 8/21/03; and with respect to 16.27% of the loans, between 9/2/03 and 9/23/03.
Expected Pricing Date:	October [ ], 2003
Closing Date:	October 30, 2003
Settlement Date:	October 30, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	October 25, 2003
Day Count:	Actual/360 on Classes A1, A2, M1, M2, M3, M4, M5 and B
	30/360 on Class A3 and Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution

Summary of Terms (continued)	
Servicing Fee:	With respect to 73.31% of the pool, the servicing fee is equal to 0.50% of the loan principal balance annually. The remaining 26.69% of the pool will have an annual fee equal to 0.30% of the loan principal balance for months 1 through 10, 0.40% of the loan principal balance for months 11 through 30, 0.65% of the loan principal balance for months 31 through 48, and 0.80% of the loan principal balance for each month thereafter.
Trustee Fee:	0.00125% of the Group principal balance annually
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class A1, A2 and A3. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates and the Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call					
Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	2.03	1.35	1.00	0.78	0.63
Window (mos)	1-55	1-37	1-27	1-21	1-17
Expected Final Mat.	4/25/2008	10/25/2006	12/25/2005	6/25/2005	2/25/2005
Class A2					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-55	1-37	1-27	1-21	1-17
Expected Final Mat.	4/25/2008	10/25/2006	12/25/2005	6/25/2005	2/25/2005
Class A3					
Avg. Life (yrs)	9.65	6.55	4.79	3.59	2.66
Window (mos)	55-177	37-122	27-91	21-71	17-57
Expected Final Mat.	6/25/2018	11/25/2013	4/25/2011	8/25/2009	6/25/2008
Class M1					
Avg. Life (yrs)	9.73	6.60	5.03	4.34	4.22
Window (mos)	56-177	37-122	39-91	42-71	45-57
Expected Final Mat.	6/25/2018	11/25/2013	4/25/2011	8/25/2009	6/25/2008
Class M2					
Avg. Life (yrs)	9.73	6.60	5.00	4.19	3.84
Window (mos)	56-177	37-122	38-91	39-71	40-57
Expected Final Mat.	6/25/2018	11/25/2013	4/25/2011	8/25/2009	6/25/2008
Class M3					
Avg. Life (yrs)	9.73	6.60	4.98	4.14	3.70
Window (mos)	56-177	37-122	37-91	38-71	39-57
Expected Final Mat.	6/25/2018	11/25/2013	4/25/2011	8/25/2009	6/25/2008
Class M4					
Avg. Life (yrs)	9.73	6.60	4.97	4.11	3.65
Window (mos)	56-177	37-122	37-91	38-71	38-57
Expected Final Mat.	6/25/2018	11/25/2013	4/25/2011	8/25/2009	6/25/2008
Class M5					
Avg. Life (yrs)	9.45	6.40	4.81	3.95	3.51
Window (mos)	56-176	37-121	37-90	37-70	38-56
Expected Final Mat.	5/25/2018	10/25/2013	3/25/2011	7/25/2009	5/25/2008
Class B					
Avg. Life (yrs)	8.27	5.56	4.18	3.47	3.16
Window (mos)	56-147	37-100	37-74	37-57	37-46
Expected Final Mat.	12/25/2015	1/25/2012	11/25/2009	6/25/2008	7/25/2007

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. All numbers reflect an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/03.**

Sensitivity Analysis – To 10% Call[(1)]			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	1.30	0.84	0.60
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	8/25/2006	8/25/2005	1/25/2005
Class A2			
Avg. Life (yrs)	1.31	0.85	0.61
Window (mos)	1-36	1-23	1-16
Expected Final Mat.	9/25/2006	8/25/2005	1/25/2005
Class A3			
Avg. Life (yrs)	6.29	3.93	2.47
Window (mos)	35-117	23-76	16-54
Expected Final Mat.	6/25/2013	1/25/2010	3/25/2008
Class M1			
Avg. Life (yrs)	6.35	4.48	4.24
Window (mos)	37-117	41-76	46-54
Expected Final Mat.	6/25/2013	1/25/2010	3/25/2008
Class M2			
Avg. Life (yrs)	6.35	4.38	3.79
Window (mos)	37-117	38-76	41-54
Expected Final Mat.	6/25/2013	1/25/2010	3/25/2008
Class M3			
Avg. Life (yrs)	6.35	4.33	3.63
Window (mos)	37-117	38-76	39-54
Expected Final Mat.	6/25/2013	1/25/2010	3/25/2008
Class M4			
Avg. Life (yrs)	6.35	4.33	3.57
Window (mos)	37-117	37-76	38-54
Expected Final Mat.	6/25/2013	1/25/2010	3/25/2008
Class M5			
Avg. Life (yrs)	6.16	4.17	3.43
Window (mos)	37-116	37-75	38-53
Expected Final Mat.	5/25/2013	12/25/2009	2/25/2008
Class B			
Avg. Life (yrs)	5.36	3.65	3.13
Window (mos)	37-96	37-62	37-44
Expected Final Mat.	9/25/2011	11/25/2008	5/25/2007

(1) All numbers reflect an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/03.

Sensitivity Analysis – To Maturity					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	2.03	1.35	1.00	0.78	0.63
Window (mos)	1-55	1-37	1-27	1-21	1-17
Expected Final Mat.	4/25/2008	10/25/2006	12/25/2005	6/25/2005	2/25/2005
Class A2					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-55	1-37	1-27	1-21	1-17
Expected Final Mat.	4/25/2008	10/25/2006	12/25/2005	6/25/2005	2/25/2005
Class A3					
Avg. Life (yrs)	10.52	7.26	5.34	4.02	3.01
Window (mos)	55-325	37-260	27-201	21-159	17-129
Expected Final Mat.	10/25/2030	5/25/2025	6/25/2020	12/25/2016	6/25/2014
Class M1					
Avg. Life (yrs)	10.52	7.23	5.51	4.72	4.52
Window (mos)	56-281	37-207	39-157	42-123	45-99
Expected Final Mat.	2/25/2027	12/25/2020	10/25/2016	12/25/2013	12/25/2011
Class M2					
Avg. Life (yrs)	10.40	7.13	5.39	4.50	4.09
Window (mos)	56-258	37-186	38-140	39-110	40-89
Expected Final Mat.	3/25/2025	3/25/2019	5/25/2015	11/25/2012	2/25/2011
Class M3					
Avg. Life (yrs)	10.20	6.97	5.25	4.35	3.87
Window (mos)	56-224	37-158	37-118	38-92	39-74
Expected Final Mat.	5/25/2022	11/25/2016	7/25/2013	5/25/2011	11/25/2009
Class M4					
Avg. Life (yrs)	9.94	6.77	5.09	4.20	3.72
Window (mos)	56-206	37-145	37-108	38-84	38-68
Expected Final Mat.	11/25/2020	10/25/2015	9/25/2012	9/25/2010	5/25/2009
Class M5					
Avg. Life (yrs)	9.45	6.40	4.81	3.95	3.51
Window (mos)	56-176	37-121	37-90	37-70	38-56
Expected Final Mat.	5/25/2018	10/25/2013	3/25/2011	7/25/2009	5/25/2008
Class B					
Avg. Life (yrs)	8.27	5.56	4.18	3.47	3.16
Window (mos)	56-147	37-100	37-74	37-57	37-46
Expected Final Mat.	12/25/2015	1/25/2012	11/25/2009	6/25/2008	7/25/2007

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. All numbers reflect an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/03.

Sensitivity Analysis – To Maturity[(1)]			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	1.30	0.84	0.60
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	8/25/2006	8/25/2005	1/25/2005
Class A2			
Avg. Life (yrs)	1.31	0.85	0.61
Window (mos)	1-36	1-23	1-16
Expected Final Mat.	9/25/2006	8/25/2005	1/25/2005
Class A3			
Avg. Life (yrs)	6.99	4.40	2.80
Window (mos)	35-251	23-169	16-121
Expected Final Mat.	8/25/2024	10/25/2017	10/25/2013
Class M1			
Avg. Life (yrs)	6.96	4.89	4.55
Window (mos)	37-199	41-132	46-94
Expected Final Mat.	4/25/2020	9/25/2014	7/25/2011
Class M2			
Avg. Life (yrs)	6.86	4.72	4.03
Window (mos)	37-179	38-118	41-84
Expected Final Mat.	8/25/2018	7/25/2013	9/25/2010
Class M3			
Avg. Life (yrs)	6.70	4.57	3.80
Window (mos)	37-152	38-99	39-70
Expected Final Mat.	5/25/2016	12/25/2011	7/25/2009
Class M4			
Avg. Life (yrs)	6.51	4.43	3.64
Window (mos)	37-139	37-90	38-64
Expected Final Mat.	4/25/2015	3/25/2011	1/25/2009
Class M5			
Avg. Life (yrs)	6.16	4.17	3.43
Window (mos)	37-116	37-75	38-53
Expected Final Mat.	5/25/2013	12/25/2009	2/25/2008
Class B			
Avg. Life (yrs)	5.36	3.65	3.13
Window (mos)	37-96	37-62	37-44
Expected Final Mat.	9/25/2011	11/25/2008	5/25/2007

(1) All numbers reflect an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/03.

A-IO Sensitivity Analysis (1)	
Price (%) (2)	Yield (%)
6.855503	3.844
6.865503	3.632
6.875503	3.421
6.885503	3.210
6.895503	3.000
6.905503	2.791
6.915503	2.582
6.925503	2.374
6.935503	2.166
Mod. Dur.	0.68(3)

(1) Shown at the Certificate pricing assumption as defined on page one. Reflects an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/2003.

(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.

(3) Assumes a price of 6.895503% plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	N/A	31	8.20007	8.18492	8.19666
2	N/A	N/A	N/A	32	8.47109	8.45552	8.46759
3	N/A	N/A	N/A	33	8.19558	8.18061	8.19221
4	N/A	N/A	N/A	34	8.50582	8.50493	8.50562
5	N/A	N/A	N/A	35	8.94843	8.52872	8.85405
6	N/A	N/A	N/A	36	8.94567	8.94805	8.94621
7	N/A	N/A	N/A	37	9.24052	9.24310	9.24110
8	N/A	N/A	N/A	38	8.93921	8.94182	8.93980
9	N/A	N/A	N/A	39	9.23384	9.23666	9.23448
10	N/A	N/A	N/A	40	8.96900	8.98737	8.97311
11	N/A	N/A	N/A	41	9.55999	9.17252	9.47330
12	N/A	N/A	N/A	42	10.58006	10.61540	10.58796
13	N/A	N/A	N/A	43	9.55223	9.58427	9.55938
14	N/A	N/A	N/A	44	9.86655	9.89978	9.87397
15	N/A	N/A	N/A	45	9.54432	9.57659	9.55152
16	N/A	N/A	N/A	46	9.87724	9.93461	9.89003
17	N/A	N/A	N/A	47	9.94956	9.68467	9.89053
18	N/A	N/A	N/A	48	9.94529	9.93962	9.94403
19	N/A	N/A	N/A	49	10.22903	10.23676	10.23075
20	N/A	N/A	N/A	50	9.89464	9.90230	9.89635
21	N/A	N/A	N/A	51	10.21990	10.22799	10.22170
22	N/A	N/A	N/A	52	9.88659	9.89382	9.88820
23	N/A	N/A	N/A	53	9.96359	9.96141	9.96310
24	N/A	N/A	N/A	54	10.64607	10.64377	10.64556
25	7.98186	7.90358	7.96426	55	9.95472	9.95275	9.95428
26	7.72279	7.64711	7.70577	56	10.28189	10.28004	10.28148
27	7.97856	7.90045	7.96100	57	9.94571	9.94410	9.94536
28	7.75557	7.69656	7.74230	58	10.27325	10.27110	10.27277
29	8.27411	7.81187	8.17016	59	10.00105	9.98559	9.99763
30	9.15815	9.11756	9.14902	60	9.99799	9.98121	9.99428

(1) Based on 1 month LIBOR and 6 month LIBOR of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1. Assumed cutoff date of 9/1/2003, assumed closing date of 9/30/03 and assumed first payment date of 10/25/03.

SAIL 2003-BC11 Collateral Summary -Aggregate

Total Number of Loans	12,790	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$2,044,158,141	Yes	32.6%
Average Loan Principal Balance	$159,825	No	67.4%
Fixed Rate	31.0%		
Adjustable Rate	69.0%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	75.9%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.5%	Yes	76.4%
Weighted Average Margin	5.9%	No	23.6%
Weighted Average Initial Periodic Cap	2.7%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.8%	None	24.1%
Weighted Average Floor	7.5%	0.001-1.000	5.4%
Weighted Average Original Term (mo.)	352.9	1.001-2.000	45.5%
Weighted Average Remaining Term (mo.)	352.5	2.001-3.000	24.9%
Weighted Average Loan Age (mo.)	0.4	4.001-5.000	0.1%
Weighted Average Combined LTV	80.5%		
Non-Zero Weighted Average FICO	611	**Geographic Distribution**	
Non-Zero Weighted Average DTI	39.6%	(Other states account individually for less than	
% IO Loans	0.0%	4% of the Cut-off Date principal balance)	
		CA	35.7%
Lien Position		NY	6.2%
First	97.1%	IL	6.1%
Second	2.9%	FL	5.5%
		NJ	4.1%
Product Type		MA	4.1%
2/28 ARM (LIBOR)	59.9%		
Fixed Rate	29.9%	**Occupancy Status**	
3/27 ARM (LIBOR)	8.9%	Primary Home	92.3%
Balloon	1.1%	Investment	6.9%
Other	0.2%	Second Home	0.8%

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	1,247	$45,138,966.18	2.21%
50,000.01 - 100,000.00	3,285	246,130,740.42	12.04
100,000.01 - 150,000.00	2,762	344,735,067.12	16.86
150,000.01 - 200,000.00	2,065	358,677,435.87	17.55
200,000.01 - 250,000.00	1,296	290,063,997.18	14.19
250,000.01 - 300,000.00	791	216,319,593.18	10.58
300,000.01 - 350,000.00	469	152,315,260.52	7.45
350,000.01 - 400,000.00	357	133,549,084.95	6.53
400,000.01 - 450,000.00	195	82,964,830.46	4.06
450,000.01 - 500,000.00	139	66,874,120.21	3.27
500,000.01 - 550,000.00	59	31,060,278.19	1.52
550,000.01 - 600,000.00	67	38,601,292.60	1.89
600,000.01 - 650,000.00	49	30,982,998.59	1.52
650,000.01 - 700,000.00	5	3,403,394.38	0.17
700,000.01 - 750,000.00	1	720,901.20	0.04
750,000.01 - 800,000.00	1	800,000.00	0.04
800,000.01 - 850,000.00	1	846,900.00	0.04
950,000.01 - 1,000,000.00	1	973,280.00	0.05
Total:	**12,790**	**$2,044,158,141.05**	**100.00%**

Minimum: $5,113.41
Maximum: $973,280.00
Weighted Average: $159,824.72

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	58	$13,486,517.52	0.66%
5.501 - 6.000	641	144,344,675.17	7.06
6.001 - 6.500	1,161	257,387,484.79	12.59
6.501 - 7.000	2,152	440,250,984.23	21.54
7.001 - 7.500	1,853	339,982,319.59	16.63
7.501 - 8.000	1,966	323,412,548.07	15.82
8.001 - 8.500	1,296	182,350,812.92	8.92
8.501 - 9.000	1,170	150,964,321.32	7.39
9.001 - 9.500	652	68,872,823.31	3.37
9.501 - 10.000	886	63,702,588.59	3.12
10.001 - 10.500	432	28,797,415.57	1.41
10.501 - 11.000	280	17,986,288.06	0.88
11.001 - 11.500	142	7,490,728.05	0.37
11.501 - 12.000	61	3,312,818.99	0.16
12.001 - 12.500	16	910,068.81	0.04
12.501 - 13.000	21	787,443.66	0.04
13.501 - 14.000	2	90,768.75	0.00
14.001 - 14.250	1	27,533.65	0.00
Total:	**12,790**	**$2,044,158,141.05**	**100.00%**

Minimum: 4.990%
Maximum: 14.250%
Weighted Average: 7.499%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	17	$974,027.59	0.05%
171 - 180	988	68,725,945.89	3.36
181 - 240	188	16,656,304.63	0.81
241 - 300	1	55,360.00	0.00
301 - 360	11,596	1,957,746,502.94	95.77
Total:	**12,790**	**$2,044,158,141.05**	**100.00%**

Minimum: 60.0
Maximum: 360.0
Weighted Average: 352.9

Remaining Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	28	$1,371,464.47	0.07%
171 - 180	977	68,328,509.01	3.34
181 - 240	188	16,656,304.63	0.81
241 - 300	1	55,360.00	0.00
301 - 360	11,596	1,957,746,502.94	95.77
Total:	**12,790**	**$2,044,158,141.05**	**100.00%**

Minimum: 53.0
Maximum: 360.0
Weighted Average: 352.5

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	11	$646,029.73	0.03%
20.001 - 30.000	43	3,963,280.23	0.19
30.001 - 40.000	125	15,710,399.86	0.77
40.001 - 50.000	265	37,872,961.25	1.85
50.001 - 60.000	504	80,946,923.30	3.96
60.001 - 70.000	1,347	226,454,768.57	11.08
70.001 - 80.000	4,432	747,418,697.45	36.56
80.001 - 90.000	3,615	640,682,275.90	31.34
90.001 - 100.000	2,448	290,462,804.76	14.21
Total:	**12,790**	**$2,044,158,141.05**	**100.00%**

Minimum:	13.990%
Maximum:	100.00%
Weighted Average:	80.454%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	71	$6,956,115.60	0.34%
451 - 500	24	3,428,183.51	0.17
501 - 550	2,406	372,746,020.62	18.23
551 - 600	3,154	503,542,096.53	24.63
601 - 650	4,181	656,526,654.51	32.12
651 - 700	2,008	340,566,037.69	16.66
701 - 750	740	123,942,985.77	6.06
751 - 800	199	35,475,182.48	1.74
801 >=	7	974,864.34	0.05
Total:	**12,790**	**$2,044,158,141.05**	**100.00%**

Non- Zero Minimum:	500
Maximum:	814
Non-Zero WA:	611

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	5,818	$994,583,259.42	48.65%
Purchase	4,594	647,783,105.32	31.69
Rate/Term Refinance	1,799	290,616,041.35	14.22
Debt Consolidation	569	110,106,278.56	5.39
Home Improvement	10	1,069,456.40	0.05
Total:	**12,790**	**$2,044,158,141.05**	**100.00%**

Property Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	9,654	$1,506,896,408.18	73.72%
PUD	1,249	221,475,011.07	10.83
2-4 Family	915	181,174,072.90	8.86
Condo	885	126,989,146.43	6.21
Manufactured Housing	76	6,338,053.19	0.31
Townhouse	5	684,639.64	0.03
Row House	6	600,809.64	0.03
Total:	**12,790**	**$2,044,158,141.05**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	2,254	$475,029,059.78	23.24%
CA-N	1,189	255,026,324.64	12.48
NY	567	127,207,099.56	6.22
IL	834	125,505,898.70	6.14
FL	942	113,337,538.57	5.54
NJ	433	84,491,195.24	4.13
MA	394	83,356,407.46	4.08
TX	708	75,170,145.17	3.68
CO	365	58,156,126.71	2.84
MI	418	46,834,984.87	2.29
AZ	366	46,703,757.77	2.28
HI	223	46,551,224.29	2.28
MD	252	45,623,555.77	2.23
VA	228	38,844,104.14	1.90
PA	315	37,182,924.89	1.82
WA	239	35,830,137.08	1.75
GA	229	30,072,653.29	1.47
NV	244	29,814,244.52	1.46
CT	188	29,579,020.33	1.45
OH	339	28,963,087.49	1.42
OR	161	22,223,058.35	1.09
NC	177	20,702,328.20	1.01
MN	123	19,392,703.04	0.95
MO	175	16,346,898.83	0.80
WI	129	13,680,086.34	0.67
IN	142	12,974,285.92	0.63
TN	124	12,045,487.38	0.59
RI	73	11,595,211.34	0.57
UT	80	11,372,114.61	0.56
NH	54	8,871,888.93	0.43
Other	825	81,674,587.84	4.00
Total:	**12,790**	**$2,044,158,141.05**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	3,203	$492,463,375.50	24.09%
1% of Amt. Prepaid	132	17,422,267.64	0.85
1% of Orig. Bal.	20	1,850,103.48	0.09
1% of UPB	370	41,997,611.70	2.05
2 Mos. Int. on Amt. Prepaid	17	3,361,201.06	0.16
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	51	7,581,789.85	0.37
2 Mos. Int. of UPB	25	3,848,713.92	0.19
2% of UPB	381	51,966,028.21	2.54
3 Mos. Int. on 80% of UPB	344	70,320,096.51	3.44
3 Mos. Int. on UPB	68	13,551,334.33	0.66
3% 2% 1% of UPB	44	5,918,231.12	0.29
3% of UPB	3	182,038.78	0.01
5% 4% 3% 2% 1% of UPB	24	1,784,042.19	0.09
5% of UPB	108	15,918,726.93	0.78
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	5,531	965,324,204.23	47.22
6 Mos. Int. on 80% of UPB	1,042	157,470,204.07	7.70
6 Mos. Int. on UPB	1,423	192,713,572.30	9.43
6% of UPB	4	484,599.23	0.02
Total:	**12,790**	**$2,044,158,141.05**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	8,701	$1,316,009,104.95	64.38%
Stated	3,628	649,465,054.10	31.77
Limited	272	45,992,904.72	2.25
No Documentation	176	30,048,468.51	1.47
No Ratio	13	2,642,608.77	0.13
Total:	**12,790**	**$2,044,158,141.05**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 3.000	21	$4,933,388.97	0.35%
3.001 - 3.500	68	14,694,982.29	1.04
3.501 - 4.000	276	53,161,790.20	3.77
4.001 - 4.500	386	73,353,442.36	5.20
4.501 - 5.000	687	116,609,816.64	8.27
5.001 - 5.500	1,007	179,384,897.07	12.72
5.501 - 6.000	1,787	333,152,379.93	23.62
6.001 - 6.500	1,833	320,627,494.14	22.73
6.501 - 7.000	860	153,999,228.98	10.92
7.001 - 7.500	648	110,227,375.24	7.82
7.501 - 8.000	217	32,020,346.24	2.27
8.001 - 8.500	71	11,790,268.09	0.84
8.501 - 9.000	30	3,876,864.65	0.27
9.001 - 9.500	17	2,416,407.97	0.17
9.501 - 10.000	2	159,209.49	0.01
Total:	**7,910**	**$1,410,407,892.26**	**100.00%**

Minimum:	2.260%
Maximum:	9.800%
Weighted Average:	5.922%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	36	$8,380,876.89	0.59%
1.500	3	620,950.68	0.04
2.000	2,234	431,551,751.48	30.60
3.000	5,635	969,579,574.75	68.74
5.000	1	123,815.36	0.01
6.000	1	150,923.10	0.01
Total:	**7,910**	**$1,410,407,892.26**	**100.00%**

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 2.682%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	7,836	$1,396,570,901.63	99.02%
1.500	35	8,929,753.11	0.63
2.000	3	433,840.85	0.03
3.000	36	4,473,396.67	0.32
Total:	**7,910**	**$1,410,407,892.26**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.010%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 10.500	3	$567,014.44	0.04%
10.501 - 11.000	4	1,062,655.07	0.08
11.001 - 11.500	41	9,116,059.12	0.65
11.501 - 12.000	203	46,675,558.58	3.31
12.001 - 12.500	465	109,455,042.71	7.76
12.501 - 13.000	1,057	231,036,863.54	16.38
13.001 - 13.500	1,082	216,282,218.53	15.33
13.501 - 14.000	1,399	257,624,088.28	18.27
14.001 - 14.500	1,051	175,668,819.62	12.46
14.501 - 15.000	1,058	164,957,310.00	11.70
15.001 - 15.500	628	88,937,652.90	6.31
15.501 - 16.000	474	62,786,129.17	4.45
16.001 - 16.500	196	22,335,984.79	1.58
16.501 - 17.000	143	15,158,360.15	1.07
17.001 - 17.500	55	4,899,116.11	0.35
17.501 - 18.000	32	2,428,188.52	0.17
18.001 - 18.500	10	734,775.73	0.05
18.501 - 19.000	9	682,055.00	0.05
Total:	**7,910**	**$1,410,407,892.26**	**100.00%**

Minimum: 10.255%
Maximum: 18.990 %
Weighted Average: 13.841%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	126	$25,358,387.27	1.80%
5.501 - 6.000	339	77,643,843.79	5.51
6.001 - 6.500	693	159,810,711.35	11.33
6.501 - 7.000	1,374	296,567,527.52	21.03
7.001 - 7.500	1,314	256,356,824.26	18.18
7.501 - 8.000	1,382	239,571,712.89	16.99
8.001 - 8.500	928	139,286,601.36	9.88
8.501 - 9.000	824	113,613,029.47	8.06
9.001 - 9.500	415	51,309,473.71	3.64
9.501 - 10.000	278	30,163,088.61	2.14
10.001 - 10.500	115	10,939,846.06	0.78
10.501 - 11.000	76	6,646,051.36	0.47
11.001 - 11.500	28	1,990,139.61	0.14
11.501 - 12.000	16	1,014,655.00	0.07
12.001 - 12.500	1	91,000.00	0.01
12.501 - 13.000	1	45,000.00	0.00
Total:	**7,910**	**$1,410,407,892.26**	**100.00%**

Minimum: 2.750%
Maximum: 12.990%
Weighted Average: 7.456%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2003-08	1	$57,956.91	0.00%
2004-05	1	164,315.67	0.01
2004-11	1	150,744.80	0.01
2004-12	2	310,427.87	0.02
2005-01	8	1,965,599.57	0.14
2005-02	8	2,095,937.68	0.15
2005-03	20	2,732,780.03	0.19
2005-04	43	7,359,798.72	0.52
2005-05	83	13,471,095.91	0.96
2005-06	267	44,323,778.43	3.14
2005-07	1,440	259,769,628.19	18.42
2005-08	4,079	724,789,835.14	51.39
2005-09	730	133,831,602.45	9.49
2005-10	203	34,364,846.00	2.44
2006-04	1	234,196.14	0.02
2006-05	5	1,041,351.24	0.07
2006-06	15	2,373,041.88	0.17
2006-07	174	30,963,584.83	2.20
2006-08	753	139,276,842.66	9.87
2006-09	43	6,056,272.00	0.43
2006-10	6	1,573,500.00	0.11
2008-07	1	123,815.36	0.01
2008-09	3	699,620.00	0.05
2018-06	1	87,135.93	0.01
2018-07	2	211,459.85	0.01
2018-08	20	2,378,725.00	0.17
Total:	**7,910**	**$1,410,407,892.26**	**100.00%**

SAIL 2003-BC11 Collateral Summary -Group 1

Total Number of Loans	11,295	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,577,208,504	Yes	33.2%
Average Loan Principal Balance	$139,638	No	66.8%
Fixed Rate	31.6%		
Adjustable Rate	68.4%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	77.0%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.6%	Yes	81.0%
Weighted Average Margin	6.0%	No	19.0%
Weighted Average Initial Periodic Cap	2.7%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.9%	None	23.0%
Weighted Average Floor	7.6%	0.001-1.000	5.0%
Weighted Average Original Term (mo.)	352.7	1.001-2.000	45.9%
Weighted Average Remaining Term (mo.)	352.4	2.001-3.000	25.9%
Weighted Average Loan Age (mo.)	0.4	4.001-5.000	0.1%
Weighted Average Combined LTV	80.1%		
Non-Zero Weighted Average FICO	608	**Geographic Distribution**	
Non-Zero Weighted Average DTI	39.3%	(Other states account individually for less than	
% IO Loans	0.1%	4% of the Cut-off Date principal balance)	
		CA	31.0%
Lien Position		IL	6.7%
First	97.5%	NY	6.4%
Second	2.5%	FL	6.3%
		NJ	4.3%
Product Type		MA	4.2%
2/28 ARM (LIBOR)	59.0%	TX	4.0%
Fixed Rate	30.6%		
3/27 ARM (LIBOR)	9.1%	**Occupancy Status**	
Balloon	1.0%	Primary Home	91.3%
Other	0.3%	Investment	7.9%
		Second Home	0.8%

Collateral Characteristics -Group 1

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	1,218	$44,140,576.47	2.80%
50,000.01 - 100,000.00	2,995	224,044,756.12	14.21
100,000.01 - 150,000.00	2,604	325,705,167.85	20.65
150,000.01 - 200,000.00	2,036	353,829,268.72	22.43
200,000.01 - 250,000.00	1,282	287,026,337.91	18.20
250,000.01 - 300,000.00	782	213,819,797.97	13.56
300,000.01 - 350,000.00	267	84,262,800.89	5.34
350,000.01 - 400,000.00	72	26,729,630.27	1.69
400,000.01 - 450,000.00	23	9,767,726.36	0.62
450,000.01 - 500,000.00	14	6,700,458.69	0.42
550,000.01 - 600,000.00	2	1,181,983.02	0.07
Total:	**11,295**	**$1,577,208,504.27**	**100.00%**

Minimum: $5,113.41
Maximum: $596,983.02
Weighted Average: $139,637.76

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	42	$7,466,887.89	0.47%
5.501 - 6.000	535	101,465,341.48	6.43
6.001 - 6.500	967	173,971,755.05	11.03
6.501 - 7.000	1,852	321,522,027.78	20.39
7.001 - 7.500	1,642	262,069,377.03	16.62
7.501 - 8.000	1,782	264,031,196.02	16.74
8.001 - 8.500	1,207	158,301,128.42	10.04
8.501 - 9.000	1,080	129,611,659.65	8.22
9.001 - 9.500	593	58,869,791.83	3.73
9.501 - 10.000	770	52,146,379.08	3.31
10.001 - 10.500	367	22,868,664.74	1.45
10.501 - 11.000	246	14,534,590.90	0.92
11.001 - 11.500	125	6,252,860.62	0.40
11.501 - 12.000	55	2,826,698.51	0.18
12.001 - 12.500	9	429,530.12	0.03
12.501 - 13.000	20	722,312.75	0.05
13.501 - 14.000	2	90,768.75	0.01
14.001 - 14.250	1	27,533.65	0.00
Total:	**11,295**	**$1,577,208,504.27**	**100.00%**

Minimum: 4.990%
Maximum: 14.250%
Weighted Average: 7.578%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	15	$842,193.66	0.05%
171 - 180	831	53,295,203.39	3.38
181 - 240	174	14,226,447.56	0.90
241 - 300	1	55,360.00	0.00
301 - 360	10,274	1,508,789,299.66	95.66
Total:	**11,295**	**$1,577,208,504.27**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 352.7

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	24	$1,171,146.99	0.07%
171 - 180	822	52,966,250.06	3.36
181 - 240	174	14,226,447.56	0.90
241 - 300	1	55,360.00	0.00
301 - 360	10,274	1,508,789,299.66	95.66
Total:	**11,295**	**$1,577,208,504.27**	**100.00%**

Minimum: 116.0
Maximum: 360.0
Weighted Average: 352.4

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	11	$646,029.73	0.04%
20.001 - 30.000	42	3,585,601.09	0.23
30.001 - 40.000	116	11,734,279.82	0.74
40.001 - 50.000	248	31,462,073.45	1.99
50.001 - 60.000	461	65,703,176.82	4.17
60.001 - 70.000	1,214	179,974,909.82	11.41
70.001 - 80.000	4,014	597,747,363.50	37.90
80.001 - 90.000	3,121	467,911,831.43	29.67
90.001 - 100.000	2,068	218,443,238.61	13.85
Total:	**11,295**	**$1,577,208,504.27**	**100.00%**

Minimum: 13.990%
Maximum: 100.000%
Weighted Average: 80.105%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	59	$5,771,667.50	0.37%
451 - 500	24	3,428,183.51	0.22
501 - 550	2,245	317,558,220.15	20.13
551 - 600	2,851	401,354,010.65	25.45
601 - 650	3,611	481,747,238.97	30.54
651 - 700	1,702	247,333,504.23	15.68
701 - 750	634	95,112,569.58	6.03
751 - 800	162	23,928,245.34	1.52
801 >=	7	974,864.34	0.06
Total:	**11,295**	**$1,577,208,504.27**	**100.00%**

Non-Zero Minimum: 500
Maximum: 814
Non-Zero WA: 608

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	5,223	$794,768,291.12	50.39%
Purchase	4,039	492,243,719.47	31.21
Rate/Term Refinance	1,563	222,617,182.94	14.11
Debt Consolidation	460	66,509,854.34	4.22
Home Improvement	10	1,069,456.40	0.07
Total:	**11,295**	**$1,577,208,504.27**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	8,535	$1,153,556,212.68	73.14%
2-4 Family	877	163,805,315.51	10.39
PUD	1,051	153,525,761.88	9.73
Condo	821	105,035,764.92	6.66
Townhouse	5	684,639.64	0.04
Row House	6	600,809.64	0.04
Total:	**11,295**	**$1,577,208,504.27**	**100.00%**

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	1,866	$340,255,318.89	21.57%
CA-N	871	148,819,864.97	9.44
IL	781	105,991,824.55	6.72
NY	500	100,215,327.90	6.35
FL	895	99,109,748.56	6.28
NJ	394	67,803,058.24	4.30
MA	352	66,667,817.32	4.23
TX	675	63,486,581.01	4.03
CO	328	47,388,760.64	3.00
HI	216	44,523,653.43	2.82
MI	400	40,545,595.37	2.57
AZ	339	38,064,612.19	2.41
MD	224	34,598,147.79	2.19
WA	220	31,549,446.53	2.00
PA	300	31,034,893.02	1.97
VA	204	29,597,568.16	1.88
OH	334	27,602,209.02	1.75
NV	229	25,491,982.12	1.62
CT	177	25,421,769.75	1.61
OR	148	18,174,746.13	1.15
NC	166	17,910,526.76	1.14
MN	119	17,671,492.91	1.12
MO	175	16,346,898.83	1.04
WI	128	13,230,086.34	0.84
IN	138	11,189,530.13	0.71
TN	119	11,118,601.06	0.70
RI	72	11,115,211.34	0.70
UT	75	9,132,225.68	0.58
NH	53	8,310,888.93	0.53
OK	101	7,086,940.15	0.45
Other	696	67,753,176.55	4.30
Total:	**11,295**	**$1,577,208,504.27**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	2,693	$363,526,871.85	23.05%
1% of Amt. Prepaid	123	13,691,180.36	0.87
1% of Orig. Bal.	20	1,850,103.48	0.12
1% of UPB	353	36,539,184.67	2.32
2 Mos. Int. on Amt. Prepaid	14	2,101,851.06	0.13
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	48	6,014,989.85	0.38
2 Mos. Int. on UPB	24	3,511,213.92	0.22
2% of UPB	364	45,388,845.64	2.88
3 Mos. Int. on 80	314	58,309,392.20	3.70
3 Mos. Int. on UPB	60	10,669,109.91	0.68
3% 2% 1% of UPB	39	4,282,496.11	0.27
3% of UPB	3	182,038.78	0.01
5% 4% 3% 2% 1% of UPB	24	1,784,042.19	0.11
5% of UPB	101	14,078,967.75	0.89
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	4,899	737,862,105.26	46.78
6 Mos. Int. on 80% of UPB	978	131,812,385.90	8.36
6 Mos. Int. on UPB	1,235	145,283,441.78	9.21
6% of UPB	3	320,283.56	0.02
Total:	**11,295**	**$1,577,208,504.27**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	7,766	$1,033,553,782.96	65.53%
Stated	3,131	482,943,820.04	30.62
Limited	239	37,226,836.34	2.36
No Documentation	147	20,901,250.08	1.33
No Ratio	12	2,582,814.85	0.16
Total:	**11,295**	**$1,577,208,504.27**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	18	$3,621,035.22	0.34%
3.001 - 3.500	54	9,126,703.94	0.85
3.501 - 4.000	228	37,433,284.32	3.47
4.001 - 4.500	331	55,711,971.91	5.16
4.501 - 5.000	615	94,919,422.49	8.80
5.001 - 5.500	888	139,342,503.73	12.92
5.501 - 6.000	1,554	241,243,279.64	22.36
6.001 - 6.500	1,616	233,222,550.45	21.62
6.501 - 7.000	783	125,289,197.82	11.61
7.001 - 7.500	601	93,861,039.96	8.70
7.501 - 8.000	210	30,384,344.11	2.82
8.001 - 8.500	64	9,153,518.09	0.85
8.501 - 9.000	30	3,876,864.65	0.36
9.001 - 9.500	13	1,430,440.49	0.13
9.501 - 10.000	2	159,209.49	0.01
Total:	**7,007**	**$1,078,775,366.31**	**100.00%**

Minimum: 2.350%
Maximum: 9.800%
Weighted Average: 5.952%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	28	$5,651,346.25	0.52%
1.500	2	470,205.88	0.04
2.000	2,026	347,450,583.04	32.21
3.000	4,949	724,928,492.68	67.20
5.000	1	123,815.36	0.01
6.000	1	150,923.10	0.01
Total:	**7,007**	**$1,078,775,366.31**	**100.00%**

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 2.667%

Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	6,947	$1,069,176,960.58	99.11%
1.500	24	5,421,869.51	0.50
2.000	3	433,840.85	0.04
3.000	33	3,742,695.37	0.35
Total:	**7,007**	**$1,078,775,366.31**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.010%

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 10.500	3	$567,014.44	0.05%
10.501 - 11.000	4	1,062,655.07	0.10
11.001 - 11.500	32	5,315,613.91	0.49
11.501 - 12.000	172	33,748,782.86	3.13
12.001 - 12.500	374	69,082,862.14	6.40
12.501 - 13.000	883	159,024,558.99	14.74
13.001 - 13.500	933	157,307,006.85	14.58
13.501 - 14.000	1,236	199,630,089.01	18.51
14.001 - 14.500	951	142,305,482.24	13.19
14.501 - 15.000	975	138,144,403.85	12.81
15.001 - 15.500	576	74,595,121.78	6.91
15.501 - 16.000	442	54,681,546.68	5.07
16.001 - 16.500	186	20,898,338.73	1.94
16.501 - 17.000	140	14,352,753.56	1.33
17.001 - 17.500	52	4,676,599.20	0.43
17.501 - 18.000	30	2,056,706.27	0.19
18.001 - 18.500	9	643,775.73	0.06
18.501 - 19.000	9	682,055.00	0.06
Total:	**7,007**	**$1,078,775,366.31**	**100.00%**

Minimum:	10.255%
Maximum:	18.990%
Weighted Average:	13.946%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	108	$17,939,638.12	1.66%
5.501 - 6.000	283	55,324,125.04	5.13
6.001 - 6.500	567	104,969,422.07	9.73
6.501 - 7.000	1,157	209,021,144.07	19.38
7.001 - 7.500	1,144	191,872,260.17	17.79
7.501 - 8.000	1,241	191,392,456.66	17.74
8.001 - 8.500	860	119,084,742.02	11.04
8.501 - 9.000	773	99,144,611.55	9.19
9.001 - 9.500	383	43,175,523.84	4.00
9.501 - 10.000	266	27,845,330.03	2.58
10.001 - 10.500	109	9,895,909.74	0.92
10.501 - 11.000	73	6,180,069.11	0.57
11.001 - 11.500	26	1,870,478.89	0.17
11.501 - 12.000	16	1,014,655.00	0.09
12.501 - 13.000	1	45,000.00	0.00
Total:	**7,007**	**$1,078,775,366.31**	**100.00%**

Minimum: 2.750%
Maximum: 12.990%
Weighted Average: 7.550%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2003-08	1	$57,956.91	0.01%
2004-12	2	310,427.87	0.03
2005-01	7	1,606,448.25	0.15
2005-02	6	1,230,572.59	0.11
2005-03	20	2,732,780.03	0.25
2005-04	38	5,949,399.37	0.55
2005-05	75	10,453,341.94	0.97
2005-06	230	33,362,557.12	3.09
2005-07	1,253	195,734,384.96	18.14
2005-08	3,636	562,458,050.84	52.14
2005-09	634	90,871,455.20	8.42
2005-10	185	26,421,459.00	2.45
2006-04	1	234,196.14	0.02
2006-05	5	1,041,351.24	0.10
2006-06	14	2,301,605.54	0.21
2006-07	160	26,375,461.83	2.44
2006-08	671	108,291,494.17	10.04
2006-09	40	5,352,272.00	0.50
2006-10	4	621,500.00	0.06
2008-07	1	123,815.36	0.01
2008-09	3	699,620.00	0.06
2018-06	1	87,135.93	0.01
2018-07	1	151,545.68	0.01
2018-08	19	2,306,534.34	0.21
Total:	**7,007**	**$1,078,775,366.31**	**100.00%**

SAIL 2003-BC11 Collateral Summary -Group 2

Total Number of Loans	1,495	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$466,949,637	Yes	30.4%
Average Loan Principal Balance	$312,341	No	69.6%
Fixed Rate	29.0%		
Adjustable Rate	71.0%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	72.4%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.2%	Yes	63.0%
Weighted Average Margin	5.8%	No	37.0%
Weighted Average Initial Periodic Cap	2.7%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.5%	None	27.6%
Weighted Average Floor	7.2%	0.001-1.000	6.6%
Weighted Average Original Term (mo.)	353.4	1.001-2.000	44.4%
Weighted Average Remaining Term (mo.)	353.0	2.001-3.000	21.3%
Weighted Average Loan Age (mo.)	0.4		
Weighted Average Combined LTV	81.6%		
Non-Zero Weighted Average FICO	623	**Geographic Distribution**	
Non-Zero Weighted Average DTI	40.6%	(Other states account individually for less than	
% IO Loans	0.0%	4% of the Cut-off Date principal balance)	
		CA	51.6%
Lien Position		GA	6.4%
First	95.7%	NY	5.8%
Second	4.3%	IL	4.2%
Product Type			
2/28 ARM (LIBOR)	63.0%		
Fixed Rate	27.3%	**Occupancy Status**	
3/27 ARM (LIBOR)	8.0%	Primary Home	95.8%
Balloon	1.7%	Investment	3.4%
Other	0.0%	Second Home	0.8%

Collateral Characteristics -Group 2

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	29	$998,389.71	0.21%
50,000.01 - 100,000.00	290	22,085,984.30	4.73
100,000.01 - 150,000.00	158	19,029,899.27	4.08
150,000.01 - 200,000.00	29	4,848,167.15	1.04
200,000.01 - 250,000.00	14	3,037,659.27	0.65
250,000.01 - 300,000.00	9	2,499,795.21	0.54
300,000.01 - 350,000.00	202	68,052,459.63	14.57
350,000.01 - 400,000.00	285	106,819,454.68	22.88
400,000.01 - 450,000.00	172	73,197,104.10	15.68
450,000.01 - 500,000.00	125	60,173,661.52	12.89
500,000.01 - 550,000.00	59	31,060,278.19	6.65
550,000.01 - 600,000.00	65	37,419,309.58	8.01
600,000.01 - 650,000.00	49	30,982,998.59	6.64
650,000.01 - 700,000.00	5	3,403,394.38	0.73
700,000.01 - 750,000.00	1	720,901.20	0.15
750,000.01 - 800,000.00	1	800,000.00	0.17
800,000.01 - 850,000.00	1	846,900.00	0.18
950,000.01 - 1,000,000.00	1	973,280.00	0.21
Total:	**1,495**	**$466,949,636.78**	**100.00%**

Minimum: $10,464.87
Maximum: $973,280.00
Weighted Average: $312,340.89

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	16	$6,019,629.63	1.29%
5.501 - 6.000	106	42,879,333.69	9.18
6.001 - 6.500	194	83,415,729.74	17.86
6.501 - 7.000	300	118,728,956.45	25.43
7.001 - 7.500	211	77,912,942.56	16.69
7.501 - 8.000	184	59,381,352.05	12.72
8.001 - 8.500	89	24,049,684.50	5.15
8.501 - 9.000	90	21,352,661.67	4.57
9.001 - 9.500	59	10,003,031.48	2.14
9.501 - 10.000	116	11,556,209.51	2.47
10.001 - 10.500	65	5,928,750.83	1.27
10.501 - 11.000	34	3,451,697.16	0.74
11.001 - 11.500	17	1,237,867.43	0.27
11.501 - 12.000	6	486,120.48	0.10
12.001 - 12.500	7	480,538.69	0.10
12.501 - 13.000	1	65,130.91	0.01
Total:	**1,495**	**$466,949,636.78**	**100.00%**

Minimum:	4.990%
Maximum:	12.990%
Weighted Average:	7.234%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	2	$131,833.93	0.03%
171 - 180	157	15,430,742.50	3.30
181 - 240	14	2,429,857.07	0.52
301 - 360	1,322	448,957,203.28	96.15
Total:	**1,495**	**$466,949,636.78**	**100.00%**

Minimum: 60.0
Maximum: 360.0
Weighted Average: 353.4

Remaining Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	4	$200,317.48	0.04%
171 - 180	155	15,362,258.95	3.29
181 - 240	14	2,429,857.07	0.52
301 - 360	1,322	448,957,203.28	96.15
Total:	**1,495**	**$466,949,636.78**	**100.00%**

Minimum: 53.0
Maximum: 360.0
Weighted Average: 353.0

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
20.001 - 30.000	1	$377,679.14	0.08%
30.001 - 40.000	9	3,976,120.04	0.85
40.001 - 50.000	17	6,410,887.80	1.37
50.001 - 60.000	43	15,243,746.48	3.26
60.001 - 70.000	133	46,479,858.75	9.95
70.001 - 80.000	418	149,671,333.95	32.05
80.001 - 90.000	494	172,770,444.47	37.00
90.001 - 100.000	380	72,019,566.15	15.42
Total:	**1,495**	**$466,949,636.78**	**100.00%**

Minimum: 21.000%
Maximum: 100.000%
Weighted Average: 81.634%

FICO Score			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
<= 0	12	$1,184,448.10	0.25%
501 - 550	161	55,187,800.47	11.82
551 - 600	303	102,188,085.88	21.88
601 - 650	570	174,779,415.54	37.43
651 - 700	306	93,232,533.46	19.97
701 - 750	106	28,830,416.19	6.17
751 - 800	37	11,546,937.14	2.47
Total:	**1,495**	**$466,949,636.78**	**100.00%**

Non-Zero Minimum: 501
Maximum: 796
Non-Zero WA: 623

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	595	$199,814,968.30	42.79%
Purchase	555	155,539,385.85	33.31
Rate/Term Refinance	236	67,998,858.41	14.56
Debt Consolidation	109	43,596,424.22	9.34
Total:	**1,495**	**$466,949,636.78**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	1,119	$353,340,195.50	75.67%
PUD	198	67,949,249.19	14.55
Condo	64	21,953,381.51	4.70
2-4 Family	38	17,368,757.39	3.72
Manufactured Housing	76	6,338,053.19	1.36
Total:	**1,495**	**$466,949,636.78**	**100.00%**

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	388	$134,773,740.89	28.86%
CA-N	318	106,206,459.67	22.74
GA	229	30,072,653.29	6.44
NY	67	26,991,771.66	5.78
IL	53	19,514,074.15	4.18
MA	42	16,688,590.14	3.57
NJ	39	16,688,137.00	3.57
FL	47	14,227,790.01	3.05
TX	33	11,683,564.16	2.50
MD	28	11,025,407.98	2.36
CO	37	10,767,366.07	2.31
VA	24	9,246,535.98	1.98
AZ	27	8,639,145.58	1.85
MI	18	6,289,389.50	1.35
PA	15	6,148,031.87	1.32
NV	15	4,322,262.40	0.93
WA	19	4,280,690.55	0.92
CT	11	4,157,250.58	0.89
OR	13	4,048,312.22	0.87
DC	6	2,826,150.00	0.61
NC	11	2,791,801.44	0.60
UT	5	2,239,888.93	0.48
HI	7	2,027,570.86	0.43
IN	4	1,784,755.79	0.38
MN	4	1,721,210.13	0.37
OH	5	1,360,878.47	0.29
NM	3	1,125,000.00	0.24
SC	7	1,104,315.16	0.24
TN	5	926,886.32	0.20
AL	2	668,846.78	0.14
Other	13	2,601,159.20	0.56
Total:	**1,495**	**$466,949,636.78**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	510	$128,936,503.65	27.61%
1% of Amt. Prepaid	9	3,731,087.28	0.80
1% of UPB	17	5,458,427.03	1.17
2 Mos. Int. on Amt. Prepaid	3	1,259,350.00	0.27
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	3	1,566,800.00	0.34
2 Mos. Int. of UPB	1	337,500.00	0.07
2% of UPB	17	6,577,182.57	1.41
3 Mos. Int. on 80% of UPB	30	12,010,704.31	2.57
3 Mos. Int. on UPB	8	2,882,224.42	0.62
3% 2% 1% of UPB	5	1,635,735.01	0.35
5% of UPB	7	1,839,759.18	0.39
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	632	227,462,098.97	48.71
6 Mos. Int. on 80% of UPB	64	25,657,818.17	5.49
6 Mos. Int. on UPB	188	47,430,130.52	10.16
6% of UPB	1	164,315.67	0.04
Total:	**1,495**	**$466,949,636.78**	**100.00%**

Documentation Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	935	$282,455,321.99	60.49%
Stated	497	166,521,234.06	35.66
No Documentation	29	9,147,218.43	1.96
Limited	33	8,766,068.38	1.88
No Ratio	1	59,793.92	0.01
Total:	**1,495**	**$466,949,636.78**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	3	$1,312,353.75	0.40%
3.001 - 3.500	14	5,568,278.35	1.68
3.501 - 4.000	48	15,728,505.88	4.74
4.001 - 4.500	55	17,641,470.45	5.32
4.501 - 5.000	72	21,690,394.15	6.54
5.001 - 5.500	119	40,042,393.34	12.07
5.501 - 6.000	233	91,909,100.29	27.71
6.001 - 6.500	217	87,404,943.69	26.36
6.501 - 7.000	77	28,710,031.16	8.66
7.001 - 7.500	47	16,366,335.28	4.94
7.501 - 8.000	7	1,636,002.13	0.49
8.001 - 8.500	7	2,636,750.00	0.80
9.001 - 9.500	4	985,967.48	0.30
Total:	**903**	**$331,632,525.95**	**100.00%**

Minimum: 2.260%
Maximum: 9.500%
Weighted Average: 5.823%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	8	$2,729,530.64	0.82%
1.500	1	150,744.80	0.05
2.000	208	84,101,168.44	25.36
3.000	686	244,651,082.07	73.77
Total:	**903**	**$331,632,525.95**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 2.729%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	889	$327,393,941.05	98.72%
1.500	11	3,507,883.60	1.06
3.000	3	730,701.30	0.22
Total:	**903**	**$331,632,525.95**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.010%

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
11.001 - 11.500	9	$3,800,445.21	1.15%
11.501 - 12.000	31	12,926,775.72	3.90
12.001 - 12.500	91	40,372,180.57	12.17
12.501 - 13.000	174	72,012,304.55	21.71
13.001 - 13.500	149	58,975,211.68	17.78
13.501 - 14.000	163	57,993,999.27	17.49
14.001 - 14.500	100	33,363,337.38	10.06
14.501 - 15.000	83	26,812,906.15	8.09
15.001 - 15.500	52	14,342,531.12	4.32
15.501 - 16.000	32	8,104,582.49	2.44
16.001 - 16.500	10	1,437,646.06	0.43
16.501 - 17.000	3	805,606.59	0.24
17.001 - 17.500	3	222,516.91	0.07
17.501 - 18.000	2	371,482.25	0.11
18.001 - 18.500	1	91,000.00	0.03
Total:	**903**	**$331,632,525.95**	**100.00%**

Minimum: 11.150%
Maximum: 18.100%
Weighted Average: 13.497%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	18	$7,418,749.15	2.24%
5.501 - 6.000	56	22,319,718.75	6.73
6.001 - 6.500	126	54,841,289.28	16.54
6.501 - 7.000	217	87,546,383.45	26.40
7.001 - 7.500	170	64,484,564.09	19.44
7.501 - 8.000	141	48,179,256.23	14.53
8.001 - 8.500	68	20,201,859.34	6.09
8.501 - 9.000	51	14,468,417.92	4.36
9.001 - 9.500	32	8,133,949.87	2.45
9.501 - 10.000	12	2,317,758.58	0.70
10.001 - 10.500	6	1,043,936.32	0.31
10.501 - 11.000	3	465,982.25	0.14
11.001 - 11.500	2	119,660.72	0.04
12.001 - 12.500	1	91,000.00	0.03
Total:	**903**	**$331,632,525.95**	**100.00%**

Minimum: 4.000%
Maximum: 12.100%
Weighted Average: 7.150%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2004-05	1	$164,315.67	0.05%
2004-11	1	150,744.80	0.05
2005-01	1	359,151.32	0.11
2005-02	2	865,365.09	0.26
2005-04	5	1,410,399.35	0.43
2005-05	8	3,017,753.97	0.91
2005-06	37	10,961,221.31	3.31
2005-07	187	64,035,243.23	19.31
2005-08	443	162,331,784.30	48.95
2005-09	96	42,960,147.25	12.95
2005-10	18	7,943,387.00	2.40
2006-06	1	71,436.34	0.02
2006-07	14	4,588,123.00	1.38
2006-08	82	30,985,348.49	9.34
2006-09	3	704,000.00	0.21
2006-10	2	952,000.00	0.29
2018-07	1	59,914.17	0.02
2018-08	1	72,190.66	0.02
Total:	**903**	**$331,632,525.95**	**100.00%**

[$1,734,805,000] Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2003-BC11
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch/Moody's)(4)
A1(5)	[865,518,000]	1M Libor	[1.00]	[1-27]	[15.10%]	TBD	10/25/2033	AAA/AAA/Aaa
A2(5) (6)	[620,344,000]	(6)	[4.79]	[27-91]	[15.10%]	(6)	10/25/2033	AAA/AAA/Aaa
A-IO (7)	Notional	6.00%	N/A	N/A	N/A	N/A	4/25/2005	AAA/AAA/Aaa
A3 (8)	[53,780,000]	1M Libor	[5.05]	[40-91]	[12.00%]	TBD	10/25/2033	AAA/AAA/NR
M1	[95,414,000]	1M Libor	[5.01]	[38-91]	[6.50%]	TBD	10/25/2033	AA/AA/NR
M2	[43,370,000]	1M Libor	[4.99]	[37-91]	[4.00%]	TBD	10/25/2033	A/A/NR
M3	[17,348,000]	1M Libor	[4.90]	[37-91]	[3.00%]	TBD	10/25/2033	A-/A-/NR
M4	[17,348,000]	1M Libor	[4.62]	[37-81]	[2.00%]	TBD	10/25/2033	BBB+/BBB+/NR
M5	[13,012,000]	1M Libor	[4.09]	[37-65]	[1.25%]	TBD	10/25/2033	BBB/BBB/NR
B	[8,671,000]	1M Libor	[3.27]	[37-47]	[0.75%]	TBD	10/25/2033	BBB-/BBB-/NR

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch/Moody's) (4)
A1(5)	[865,518,000]	1M Libor	[1.00]	[1-27]	[15.10%]	TBD	10/25/2033	AAA/AAA/Aaa
A2(5) (6)	[620,344,000]	(6)	[4.79]	[27-91]	[15.10%]	(6)	10/25/2033	AAA/AAA/Aaa
A-IO (7)	Notional	6.00%	N/A	N/A	N/A	N/A	4/25/2005	AAA/AAA/Aaa
A3 (8)	[53,780,000]	1M Libor	[5.05]	[40-91]	[12.00%]	TBD	10/25/2033	AAA/AAA/NR
M1	[95,414,000]	1M Libor	[5.01]	[38-91]	[6.50%]	TBD	10/25/2033	AA/AA/NR
M2	[43,370,000]	1M Libor	[4.99]	[37-91]	[4.00%]	TBD	10/25/2033	A/A/NR
M3	[17,348,000]	1M Libor	[4.90]	[37-91]	[3.00%]	TBD	10/25/2033	A-/A-/NR
M4	[17,348,000]	1M Libor	[4.62]	[37-81]	[2.00%]	TBD	10/25/2033	BBB+/BBB+/NR
M5	[13,012,000]	1M Libor	[4.09]	[37-65]	[1.25%]	TBD	10/25/2033	BBB/BBB/NR
B	[8,671,000]	1M Libor	[3.27]	[37-47]	[0.75%]	TBD	10/25/2033	BBB-/BBB-/NR

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Certificates sold at a discount will be priced at 30% CPR.

(3) Initial Credit Enhancement includes overcollateralization has built to the target of 0.75%. There will be no upfront overcollateralization. .

(4) All Classes of Certificates will be rated by S&P and Fitch. The Class A1, A2 and A-IO will also be rated by Moody's

(5) Class A1 and Class A2 are the Senior Certificates.

(6) Class A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(7) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 distribution dates

(8) The Class A3 will be a Subordinate Senior Certificate

Principal Payment Priority

Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all principal will be paid to the Class A1 and the Class A2 Certificates, sequentially and in that order, until the Targeted Overcollateralization Amount has been reached. Once the Senior Certificates have been retired principal will be allocated sequentially to the Class A3, M1, M2, M3, M4, M5 and B Certificates until the Targeted Overcollateralization Amount has been reached.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the Targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be first allocated to the Class A1 and Class A2 Certificates, to be paid sequentially and in that order, to the Targeted Senior Enhancement Percentage. Once the Targeted Senior Enhancement Percentage has been reached, all principal will then be allocated sequentially to the Class A3, M1, M2, M3, M4, M5 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.75% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for the Class A1, A3, M1, M2, M3, M4, M5 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rate for the Class A2 Certificates for the first 24 Distribution Dates will each be equal to the lesser of a stated fixed interest rate and their related Net Funds Cap (as defined herein). Beginning on October 25, 2005, the Class A2 Certificates will accrue interest at a rate equal to the lesser of (i) 1 Month LIBOR plus a margin and (ii) their related Net Funds Cap (as defined herein) and beginning on the distribution date in November 2005 will receive interest based on this new floating rate. Interest for the Class A2 Certificates will be calculated on a 30/360 basis.

The "Accrual Period" for any Class of LIBOR Certificates, the Class A2 Certificates and the Class A-IO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on October 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: Servicing Fee, Trustee Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A1, Class A2 and Class A-IO;

(3) To pay Current Interest and Carryforward Interest to Classes A3, M1, M2, M3, M4, M5 and B, sequentially;

(4) To pay the Credit Risk Manager Fee;

(5) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(6) Any interest remaining after the application of (1) through (5) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target

Interest Payment Priority (continued)

(7) To pay concurrently in proportion of their respective Basis Risk Shortfall and Unpaid Basis risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class A1 and Class A2, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(8) To pay sequentially to Classes A3, M1, M2, M3, M4, M5 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(9) To pay sequentially to Classes A3, M1, M2, M3, M4, M5 and B any Deferred Amounts;

(10) To pay remaining amounts to the holder of the Class X Certificate. [(1)]

(1) Any amounts received off the Interest Rate Cap will be allocated in steps (7), (8) and (10), in that order of priority.

Class A-IO Notional Amounts

The A-IO Notional Amount will be the lesser of the beginning period Collateral balance and the following schedule:

Distribution Dates	Class A-IO Notional Amount ($)
1-6	[292,335,000]
7-12	[194,890,000]
13-18	[146,167,000]

On and after the 19th Distribution Date, the Class A-IO Notional Amount will be zero.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of [ ]%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	
3	
4	
5	
6	
7	
8	
9	
10	
11	
12	

Month	Approximate Notional Balance ($)
13	
14	
15	
16	
17	
18	
19	
20	
21	
22	
23	
24	

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group 1, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate loan balance for the immediately preceding Distribution Date exceeds, (2) (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6.00% divided by 12 and (B) the lesser of (x) the A-IO Notional Amount and (y) the aggregate loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate and the Trustee Fee Rate.

Origination and Servicing

[The majority of the mortgage loans were originated by Option One (31.48%), BNC (31.06%), Finance America (11.96%), People's Choice (8.83%), Provident (7.56%) and Fieldstone (5.01%) and as of the closing date will be serviced by Chase (32.78%), Option One (31.60%), Wells Fargo (13.39%), Ocwen (13.07), Provident (7.56%), Aurora (1.22%) and Wilshire (0.37%).]

Mortgage Insurance

[Approximately [ ]% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), or certain other providers. This coverage will generally reduce the LTV of the insured loans to 60%.]

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its related Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B and the Class M Certificates in inverse order of rank (together with the Class B, Certificates the "Subordinate Certificates"), and the Class A3 Certificates. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A1 and A2 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margin on Class A1 and A3 will double, the margin on Class A2 will increase by 0.25% and the margins on the Class M1, M2, M3, M4, M5 and B will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

Classes A1, A2 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes A1, A2 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes A1 and A2) over Classes having a lower priority of distribution. Similarly, the Class A3 Certificates will be senior to the Class M and Class B Certificates, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The OC Target will not step down. The "OC Target" with respect to any Distribution Date is equal to approximately 0.75% of the cutoff date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [ ]% of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

A1 AAA/AAA/Aaa Libor Floater **A2** AAA/AAA/Aaa Fixed-Floating	**A-IO** AAA/AAA/Aaa 6.00% Interest Rate	Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes A1 and A2
A3 AAA/AAA/NR Libor Floater		Classes A3, M1, M2, M3, M4, M5 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.
M1 AA/AA/NR Libor Floater		
M2 A/A/NR Libor Floater		
M3 A-/A-/NR Libor Floater		
M4 BBB+/BBB+/NR Libor Floater		
M5 BBB/BBB/NR Libor Floater		
B BBB-/BBB-/NR Libor Floater		

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2003-BC11
Depositor:	Structured Asset Securities Corporation
Securities Administrator:	[Wells Fargo Bank Minnesota, N.A.]
Trustee:	[LaSalle Bank, N.A.]
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: November 25, 2003
Cut-Off Date:	October 1, 2003
Expected Pricing Date:	October [ ], 2003
Closing Date:	October 30, 2003
Settlement Date:	October 30, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	October 25, 2003
Day Count:	Actual/360 on Classes A1, A3, M1, M2, M3, M4, M5 and B
	30/360 on Class A2 and Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution

Summary of Terms (continued)	
Servicing Fee:	[50 bps]
Trustee Fee:	[0.00125% of the Group principal balance annually]
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class 1-A1 and 1-A2. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates and the Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes